AFC 2001 Annual Report



Innovation @ the Edge

Table of Contents

REVENUES
(in millions of dollars)


440
330
220
110
0
$327.6
97 98 99 00 01

NET INCOME
(in millions of dollars)


260
195
130
65
0
$167.8
97 98 99 00 01

WORKING CAPITAL
(in millions of dollars)


$774.1
800
600
400
200
0
97 98 99 00 01

FINANCIAL HIGHLIGHTS

(in thousands, except per share data)	2001[1]	2000[2]	1999[3,4]	1998[4]	1997
For the years ended December 31,					
Revenues	**$ 327,569**	$ 416,850	$ 296,611	$ 316,409	$ 267,858
Operating income (loss)	**(36,530)**	66,084	21,985	36,450	53,546
Net income	**167,796**	77,568	249,070	25,853	36,800
Net income per share (diluted)	**$ 2.01**	$ 0.91	$ 3.05	$ 0.32	$ 0.48
As of December 31,					
Cash, cash equivalents, and marketable securities	**$ 955,742**	$ 875,153	$ 732,122	$ 110,866	$ 105,196
Working capital	**774,109**	744,723	583,357	208,604	193,640
Total assets	**1,149,542**	1,135,175	900,787	309,114	273,983
Stockholders' equity	**840,877**	819,665	645,064	267,839	223,720
Book value per share	**10.24**	10.15	8.16	3.52	3.08
Number of employees	**843**	959	722	815	660

1 2001 includes an unrealized gain of $285.7 million resulting from our application of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and related net gains on our Cisco Systems, Inc. (Cisco) common stock holdings during the year. See Note 2 of "Notes to Consolidated Financial Statements" for further information. Pro forma net income for 2001, which excludes the unrealized Cisco gains, and certain other income statement credits and charges, was $16.7 million. See Management's Discussion and Analysis under the heading, "Pro Forma Results" for additional information.

2 2000 includes $42.9 million from Marconi Communications Inc. (Marconi) as settlement of outstanding litigation and a subsequent distribution payment. Without this non-operating income, and excluding $1.1 million in acquisition related costs, net income would have been $50.0 million.

3 1999 includes a $379.3 million gain recognized upon conversion of an investment into Cisco common stock. Without this gain, and related tax effects, our net income for the year ended December 31, 1999 would have been $19.6 million.

4 Amounts have been restated to reflect the acquisition of GVN Technologies, Inc. in May 2000 accounted for as a pooling of interests; number of employees has not been restated.

DEAR FELLOW STOCKHOLDERS:

Even though 2001 was a challenging year from many perspectives, we saw reason for optimism as the year came to a close. Because of the strength of our customer base, we were less affected than others in the telecommunications industry by the slowdown in customer spending. In fact, we saw signs of encouragement as we finished the year with two well-established service providers as ten-percent customers in the last two quarters. Sprint was our largest customer throughout the year, and Verizon became a ten-percent customer during the second half of the year. We think our position with these customers validates our earlier stated intention of focusing our sales and marketing efforts on the largest service providers.

We are also encouraged to have exited the year with a firm product and technology roadmap for the Company. One purpose of this Annual Report will be to share with you this template for our future growth. We are excited about some growing markets on which we are focusing future products, and we believe that we have the chance to attain meaningful penetration in these fresh markets.

During the year, we took appropriate action in our response to a number of troubling situations: the spending slowdown in the telecommunications market, the bankruptcy of our customer, Winstar Communications, Inc., in 2001, and the continued delay of broadband rollout into the local loop. In all of these instances we reacted swiftly, mitigating any long-term impact on our financial results.

In the first quarter of 2001, we recorded several adjustments that affected both revenues and earnings. We were unable to recognize approximately $11,923,000 in revenues for products and services provided to Winstar and to a value-added reseller (VAR) through which AFC supplied product to a major incumbent local exchange carrier (ILEC). Winstar and the VAR filed for bankruptcy protection in April and October of 2001, respectively, and it is very unlikely that AFC will be paid for product that was shipped and services that were provided to them.

During October, we initiated efforts to more efficiently focus on our core customers, markets, and products. This initiative resulted in a nine percent reduction in our work force. While these actions are always very difficult, we believe that we have correctly sized our Company to more effectively meet the needs of our customers and stockholders.

In December, we recorded a charge of $30,107,000 for excess and obsolete inventory. This action was necessitated by the following: the delay in the ramp of

DSL rollouts and changes in build-out plans of some of our larger customers, continued softness with our competitive local exchange carrier (CLEC) customers and the lack of visibility of any robust recovery, and lower demand for certain elements in our product line, several of which are now being superseded by newer generation technology.

For the year 2001, revenues totaled $327,569,000, compared with $416,850,000 for the year 2000. For the year 2001, net income was $167,796,000, or $2.01 earnings per share (diluted). Pro forma net income for the year 2001 was $16,675,000, or $0.20 earnings per share (diluted). Pro forma net income for 2001 excludes the following items: income recognized as a result of our application of Statement of Financial Accounting Standards No. 133 in the first quarter of 2001, unrealized gains on our Cisco investment, income recognized from a Marconi payment in 2001, charges to cost of sales and bad debt related to sales to Winstar and the VAR, write down of inventory and the carrying value of certain other assets, accrual for purchase commitments, and charges related to our work force reduction on October 18, 2001 and the closing of certain foreign offices.

During the year, we extended our product portfolio with another innovative broadband access solution – AccessMAX™ System 8 – which was introduced and demonstrated for the first time at SUPERCOMM 2001 in June. In brief, AccessMAX System 8 increases the capacity of existing AFC platforms to more than 500 Mbps by activating built-in ATM bus capabilities of the AccessMAX three-bus architecture.

Along with keeping our products and technology at the head of our market, one of our key goals has been to increase our sales to large ILEC accounts. As I said above, I was pleased that Verizon was a ten-percent customer during the third and fourth quarters of 2001, and that Sprint accounted for over ten percent of revenues in every quarter during the year. Our core business, the small and medium-size independent operating companies (IOCs) and national local exchange carriers (NLECs), remained steady throughout the year. However, in the latter part of the year, we also began to see the impact of the economic slowdown as it affected our international markets.

AFC continues to support supplier diversity as a major business initiative. Supplier diversity is a proactive business practice that provides all suppliers – large and small – with equal access to purchasing opportunities at AFC. The telecom industry, particularly the large service providers, have emphasized the value of minority, women, and disabled veteran enterprises as part of their strategic alliances in the supply and distribution chain. As an ongoing, proactive and successful business strategy, AFC once again committed ten percent of its annual procurement dollars to diversity suppliers. I am proud of our commitment to supplier diversity and of the progress we continue to demonstrate in this area.

Our balance sheet continues to be a source of strength with approximately $955,742,000 in cash and marketable securities and very little debt. We are controlling costs stringently, while ensuring our products and technology remain capable of delivering the legacy voice services demanded by providers today, and a seamless, cost-effective transition to a packet-switched data network of the future.

As we have said to you in prior communications, it is difficult to predict how long this weak economic environment is going to last, but we are determined to be well positioned when the economy recovers. Throughout the year we managed our business tactically to cope with the short-term, while focusing on developing a long-term, strategic plan that builds on the strong capabilities AFC has in product development, marketing, and sales channels. Using these capabilities, we intend to expand into new, adjacent markets with high-growth opportunities.

Our strategic plan has five main areas of focus:

- Packet aggregation in the central office
- Enhanced fiber capabilities
- Central office line termination for soft switching
- Subscriber management functionality
- Enhanced network management and professional services

Most future opportunities in the telecommunications industry are fueled by the promise of broadband service rollout, and these five areas reflect this movement. Two trends highlight this rollout: the transition from circuits to packets and the upgrade of the network infrastructure from copper to fiber. We refer to these trends as *packetization* and *fiberization*. These trends are commonly labeled in the industry as the *Next-Generation Access Network*. Service providers have already packetized and fiberized most of the network core, but the access network requires a substantial investment to be fully upgraded. This current deficiency in the access network separates service providers from the promise of new broadband service revenues.

In summary, 2001 was a tough year, but we executed well under the difficult circumstances. We told you that we would be focusing on execution and to look to our guidance and to our performance against that guidance. We also focused on the future, developing a detailed strategic plan to grow our Company and to broaden our market opportunities. We have begun to implement that plan. We believe that we are gaining market share in our traditional markets, and we are growing our business with some of the largest service providers in the industry. In 2002, we intend to offer products that widen our base into the Next-Generation Access Network. AFC intends to be a leading vendor in this time of change.

John A. Schofield
Chairman, President
& Chief Executive Officer



Except for historical information contained in this letter and elsewhere in this Annual Report, the foregoing contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated by such forward-looking statements based on a variety of risks and uncertainties, including risks and uncertainties relating to our ability to gain market share and experience growth, the successful development and market acceptance of our new products and features, our continued success at large accounts, our ability to successfully reduce and manage expenses, the continued financial strength and stability of our customers, growth in demand for broadband services, and a downturn in the telecommunications industry. We undertake no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this letter or to reflect the occurrence of unanticipated events. Information about potential factors that could affect our financial results is included in our Annual Report on Form 10-K, which has been filed with the Securities and Exchange Commission.

Innovation @ the Edge The telecommunications industry is at the threshold of major changes. Telephone companies are enhancing their traditional voice-centric offerings by adding new, high-speed data services. Accordingly, they are relying on these new revenue streams to underwrite necessary network upgrades that will deliver multiple services (voice, data, and video) over a single, or "converged," network.

The access network, originally designed to deliver narrowband voice calls over separate circuits, will soon be transformed. Narrowband copper circuits are being replaced with broadband (DSL and fiber-optic cable) facilities that economically consolidate the transport of packets carrying multiple services between core applications and end users. At AFC, we refer to this network transformation as *technology disruption,* resulting in the *packetization* and *fiberization* of *Next-Generation Access Networks*.

The challenges and opportunities in the industry today are fueled by broadband rollout. In an effort to reduce operating costs prior to deploying new, revenue-generating, broadband services, carriers have packetized and fiberized most of the network core. But to realize additional revenues from broadband services, the access network still requires further packetization and fiberization, which must be integrated into Next-Generation Access Networks.

AFC is taking advantage of this technology disruption.

Packetization enables new, high-bandwidth services that will require fiberization of the access network.

MIGRATION TO NEXT-GENERATION ACCESS NETWORK


Packetization leads
Next-Generation Access Network
Packet
PACKETIZATION
Circuit
Fiberization follows
Copper
Fiber
FIBERIZATION

The challenges and opportunities in the industry today are fueled by broadband rollout.



By expanding our product portfolio and enlarging our customer base, our goal is to be a leader in a global marketplace.

Our plan begins by leveraging AccessMAX, our industry-leading Integrated Multiservice Access Platform (IMAP), with the introduction and development of packetization and fiberization products. Next, we plan to widen our sales channels by adding global carriers operating outside our domestic (U.S. and Canada) market. By expanding our product portfolio and enlarging our customer base, our goal is to be a leader in a global marketplace that we believe will grow to approximately ten times the size of our current addressable market.

Technology Disruption: Packetization and Fiberization

Since the inception of the access network's migration from circuits to packets (packetization) and copper to fiber (fiberization), AFC has taken a leadership role, helping service providers worldwide to better understand and cost-effectively design and deploy the Next-Generation Access Networks of tomorrow. In this role, we have recognized that multiservice broadband applications are driving this migration, and that there are two major technical trends that will ultimately transform the entire network – *packetization* and *fiberization.*

Packetization is the transition in the access network from analog circuits to digital packets. This allows multiple services to be simultaneously and cost-effectively transported throughout the network, enabling end users to receive voice, data, and video services from a single connection.

Packetization allows end users to receive voice, data, and video services from a single connection.



Next-Generation Access Networks are providing entry into new markets with the opportunity to increase market share.

Our new products are beginning to penetrate markets that represent about a tenfold increase of our current addressable market.

OPPORTUNITIES FOR GROWTH


New Next-Generation Fiber-Optical Platform
New Central Office Packetization Platform
AccessMAX
4X
6X
1X
2005 Total Market Opportunity
IOCs
NLECs
ILECs
Other/ International

The second trend, fiberization, is the upgrade of the network infrastructure from legacy copper equipment to fiber-optic lines capable of supporting legacy and emerging high-speed services. Fiberization will push fiber deeper into the network, substantially increasing the bandwidth necessary to deliver multiple services to subscribers at the edge of the network.

The impact of these trends has already been realized throughout most of the network core. Yet, the edge of the access network still requires significant investment by carriers to be fully converted. It is the current lack of packetization and fiberization on a universal basis that separates service providers from the promise of new broadband service revenue.

When fully migrated, Next-Generation Access Networks will provide additional revenues for carriers. For their subscribers, it will deliver on the promise of accessing broadband and multiservice applications from one network connection. And for AFC, Next-Generation Access Networks are providing entry into new markets with the opportunity to increase market share.

A Bridge to the Future of Access For the first century of telephony service, subscribers were served by a pair of twisted copper wires running from their homes and workplaces to the central office, with plain old telephone service (POTS) being the primary service available. The Next-Generation Access Network, however, is quite different, consisting of a multitude of different elements that can reside in a variety of places within the network – from the central office to the farthest reaches of the network's edge.

The access migration from today's network to tomorrow's Next-Generation Access Network is a critical issue for carriers, because there are many different topologies and technologies currently in existence. A coherent strategy packed with cost-effective solutions that deliver a quick return on investment for carriers is paramount in migrating all of these networks to Next-Generation Access Networks.

AFC's history of rich innovation solves this migration dilemma.

One of the major keys to AFC's success has been the foresight of its founders who built power and flexibility into every AccessMAX IMAP. We continue that tradition today, listening attentively to our customers' needs and then developing products that are powerful, flexible, and future-proof. Over the years, this business practice has enabled smooth and cost-effective migration paths from one technology or service to another, and we believe applying these same practices today will ensure a seamless transition to Next-Generation Access Networks.

A coherent strategy is paramount in migrating all of these networks to Next-Generation Access Networks.



The continuous innovation of AccessMAX allows us to leverage the platform's power and flexibility for Next-Generation Access Network applications. The AccessMAX product family delivers the capabilities and services necessary for today's network, while providing carriers with profitable, field-proven solutions for their evolving networks. Additionally, customer success in our core markets presents us with unique opportunities to increase business through the inevitable technology disruption required by Next-Generation Access Networks.

Our product lines address all areas of the migration to a Next-Generation Access Network.

MIGRATION TO NEXT-GENERATION ACCESS NETWORK


PACKETIZATION
Packet
Circuit
New Central Office Packetization Platform
AccessMAX
New Next-Generation Fiber-Optical Platform
Copper
Fiber
FIBERIZATION

AccessMAX delivers field-proven solutions for evolving networks.

Our new product lines expand AFC's footprint in the access network.


THE NEXT-GENERATION NETWORK ACCESS
Central Office Equipment
Remote Terminal Equipment
Yesterday
AFC
Today
AFC

New Solutions for a New Network Building upon our strengths and expertise in the access market, we have identified five areas of focus for future growth: packet aggregation in the central office, enhanced fiber capabilities, central office line termination for soft switching, subscriber management functionality, and enhanced network management and professional services.

Offering increased bandwidth for high-density DSL services, the new capabilities of our new release – AccessMAX System 9 – will leverage the end-to-end, packetized architecture introduced in AccessMAX System 8 last year. We intend to complement the release of AccessMAX System 9 in 2002 with two new product offerings: a *central office packetization platform* and a *next-generation fiber-optical platform.*

Efficient packet aggregation in front of high-cost switching ports is a critical step in cost-effectively passing traffic between end users and core network elements. AFC's new central office packetization platform delivers multiservice packets from the network core to its very edge, where new revenue streams await service providers.

Similar to AccessMAX, this new platform has the same value propositions – power and flexibility – only it's applied to the central office, not remote terminals. This new, multiservice edge switching platform combines the capabilities of an asynchronous transfer mode (ATM) switch, digital subscriber line access multiplexer (DSLAM), subscriber management system, and edge router in one platform. Internet protocol (IP) routing and transport protocols

Building upon our strengths and expertise in the access market, we have identified areas of focus for future growth.



Our next-generation fiber-optical platform will help free up the bottleneck in the network.

can also be easily upgraded through line card and software upgrades, providing carriers an easy, cost-effective migration path for the future.

The second product offering capitalizes on fiberization. Smaller, faster, and environmentally hardened, our next-generation fiber-optical platform will help relieve the bottleneck in the network. New high-bandwidth services, ranging from video to Gigabit Ethernet, can be economically delivered utilizing the existing access fiber, which reduces costly equipment upgrades.

Playing to Win Like the access network today, the access equipment market is at a point of inflection. There are challenges to entering the market for many new, untested technologies. While at the same time, some incumbent vendors of more established technologies have chosen, for a variety of reasons, to exit the access marketplace.

It can be difficult for existing platforms to migrate legacy access networks to Next-Generation Access Networks. However, the inherent scalability and power in our AccessMAX platform provides the necessary flexibility to expand our existing architecture to the networks of the future.

Unlike newer technology offerings, our standards-based products benefit from our understanding of carrier-class requirements, legacy services, and quality of service (QoS) requirements necessary to bridge today's network realities to tomorrow's network promises.

We believe our customers have found that AccessMAX, along with our Next-Generation Access Network products, enable high-bandwidth services to be delivered

AccessMAX enables high-bandwidth services to be delivered quickly and more efficiently but with reduced costs.



Our mission remains the same: to become the premier supplier of telecommunications access equipment to public carriers worldwide.

quickly and more efficiently but with reduced costs. Additionally, these are solutions that enable easy migration paths to the Next-Generation Access Networks by effectively leveraging existing network assets using innovative technologies.

As an industry leader, we will continue to focus on supplying revenue-generating solutions and delivering access equipment, software, and services that are necessary to improve our customers' gross margins and accelerate their time to market. Furthermore, we believe, by helping carriers transform their access networks to Next-Generation Access Networks, our Company will also be transformed.

As we take advantage of this technology disruption, our mission remains the same: to become the premier supplier of telecommunications access equipment to public carriers worldwide. With our vision sharply focused, we will continue to leverage our superior pool of creative employees, expanded product portfolio, strong customer channels, and proven business execution capabilities to significantly grow our business.

AFC is playing to win. We have the right people. We have the right products.
We have the right stuff.


MARKET PENETRATION
PACKETIZATION
Packet
Circuit
AccessMAX System 10
AccessMAX System 9
CO Packetization Platform
System 8
Integrated Fiber-Copper (IFC)
NGAN Fiber-Optical Platform
OC-12 Transport
OC-48 Transport
Copper
Fiber
FIBERIZATION

AFC will grow its business through the packetization and fiberization of the access network.

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line) An emerging telephony service that provides up to 8 Mbps data access, delivering 150 times the speed of 56 Kbps analog modems. ADSL provides enhanced access for services such as interactive video and high-speed data communications.

ATM (Asynchronous Transfer Mode) A network-wide technology that involves the high-speed, high-capacity switching transmission, access and termination that are key in developing new broadband and multimedia networks.

Broadband A high-speed transmission path capable of transporting a large number of voice, data and video-grade circuits.

Digital Loop Carrier (DLC) A telephone network terminal that receives multiple calls from a central office over a few copper wires and distributes service to the local loop. Most DLC systems use only copper cable (T1) and support a single remote terminal.

DS0 Digital Signal, level 0. DS0 is 64 Kbps. As the basic building block of the DS hierarchy, it is equal to one voice conversation digitized under PCM. 24 DS0s (24x64 Kbps) equal one DS1, which is T1, or 1.544 Mbps.

DSL (Digital Subscriber Line) A set of technologies that increases the rate at which information can be delivered across twisted-copper telephone lines.

DSLAM (Digital Subscriber Line Access Multiplexer) Located in a central office and sitting on one end of a subscriber loop, DSLAMs help to provide voice and high-speed data services.

GR-303 A set of specifications designed by Bellcore. Bellcore's family of requirements specifies a set of NG-IDLC (Next Generation Integrated Digital Loop Carrier) criteria that supports an integrated access system, supporting multiple distribution technologies and architectures (e.g. xDSL and Fiber-to-the Curb), and a wide range of voice and broadband services on a single access platform.

HDSL (High-bit-rate Digital Subscriber Line) The most mature of the xDSL technologies, HDSL allows quick and cost-effective provisioning of T1/E1 local loop circuits. In the U.S., for example, HDSL delivers T1 (1.544 Mbps) over a four-wire loop of two pairs.

IMAP (Integrated Multiservice Access Platform) The next generation of NGDLCs, this platform uses a hybrid ATM/TDM architecture that provides a variety of loop interfaces for voice, HDSL, ADSL, ISDN, and SHDSL services over various transport media, including T1, OC3c, fiber, and wireless. AFC's AccessMAX are last-mile services distribution systems that leverage an industry-leading NGDLC TDM services heritage, combining it with an integrated packet-based broadband architecture that delivers emerging broadband DSL services.

IP (Internet Protocol) A communications language that tracks the Internet address of nodes, routes outgoing messages, and recognizes incoming messages.

ISDN (Integrated Services Digital Network) An advanced telephony service that gives users 144 Kbps data service, or five times the bandwidth of a 28.8 Kbps modem connection. This service is very popular with telecommuters, Internet users, and other data-intensive applications.

Local Loop The physical connection from the subscriber's premise to the carrier's point of presence. Traditionally, the local loop comprises twisted pair or pairs between the telephone set, PBX or key telephone systems, and the local exchange carrier central office.

NGDLC (Next-Generation Digital Loop Carrier) NGDLCs can receive and aggregate large amounts of bandwidth.

SMS (Subscriber Management System) Typically located in the tandem office and allowing any-to-any mapping between individual DSL circuits and ISP routers, this hardware-software combination enables provisioning, aggregation, and management of broadband and other IP-based services.

TDM (Time Division Multiplexing) A technique used to transmit voice, data, and/or video signals simultaneously over a single communications medium by quickly interleaving a piece of each signal one after another. TDM-based services traditionally include POTS and ISDN.

Some portions of this glossary courtesy of: Newton, Harry. Newton's Telecom Dictionary: *The Official Dictionary of Telecommunications and the Internet, 15th Edition.* New York: Miller Freeman, 1999.

Financial Information

FIVE-YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)	Years Ended December 31, 2001[1]	2000[2]	1999[3,4]	1998[4]	1997
CONSOLIDATED STATEMENTS OF INCOME DATA:					
Revenues	**$ 327,569**	$ 416,850	$ 296,611	$ 316,409	$ 267,858
Cost of revenues	**215,956**	215,303	157,911	171,843	145,933
Gross profit	**111,613**	201,547	138,700	144,566	121,925
Operating expenses:					
Research and development	**61,435**	58,828	48,343	41,687	25,726
Sales and marketing	**49,385**	47,463	34,425	35,992	21,854
General and administrative	**37,323**	29,172	33,947	30,437	20,799
Total operating expenses	**148,143**	135,463	116,715	108,116	68,379
Operating income (loss)	**(36,530)**	66,084	21,985	36,450	53,546
Other income, net	**307,168**	51,444	385,444	4,051	4,866
Income before income taxes	**270,638**	117,528	407,429	40,501	58,412
Income taxes	**102,842**	39,960	158,359	14,648	21,612
Net income	**$ 167,796**	$ 77,568	$ 249,070	$ 25,853	$ 36,800
Basic net income per share[5]	**$ 2.06**	$ 0.97	$ 3.20	$ 0.34	$ 0.52
Shares used in basic per share computations	**81,381**	80,201	77,723	75,273	70,131
Diluted net income per share[5]	**$ 2.01**	$ 0.91	$ 3.05	$ 0.32	$ 0.48
Shares used in diluted per share computations	**83,638**	84,800	81,657	79,825	77,469

	As of December 31, 2001	2000	1999	1998	1997
CONSOLIDATED BALANCE SHEETS DATA:					
Cash, cash equivalents, and marketable securities	**$ 955,742**	$ 875,153	$ 732,122	$ 110,866	$ 105,196
Working capital	**774,109**	744,723	583,357	208,604	193,640
Total assets[6, 7]	**1,149,542**	1,135,175	900,787	309,114	273,983
Stockholders' equity	**840,877**	819,665	645,064	267,839	223,720
Book value per share	**10.24**	10.15	8.16	3.52	3.08
Number of employees	**843**	959	722	815	660

[1] 2001 includes an unrealized gain of $285.7 million resulting from our application of Statement of Financial Accounting Standards No.133, *Accounting for Derivative Instruments and Hedging Activities*, and related net gains on our Cisco Systems, Inc. (Cisco) common stock holdings during the year. See Note 2 of "Notes to Consolidated Financial Statements" for further information. Pro forma net income for 2001, which excludes the unrealized Cisco gains, and certain other income statement credits and charges, was $16.7 million. See Management's Discussion and Analysis under the heading, "Pro Forma Results" for additional information.

[2] 2000 includes $42.9 million from Marconi Communications Inc. as settlement of outstanding litigation and a subsequent distribution payment. Without this non-operating income, and excluding $1.1 million in acquisition related costs, net income would have been $50.0 million.

[3] 1999 includes a $379.3 million gain recognized upon conversion of an investment into Cisco common stock. Without this gain, and related tax effects, our net income for the year ended December 31, 1999 would have been $19.6 million.

[4] Amounts have been restated to reflect the acquisition of GVN Technologies, Inc. in May 2000 accounted for as a pooling of interests; number of employees has not been restated.

[5] See Note 1 of "Notes to Consolidated Financial Statements" for an explanation of the determination of the number of shares used in computing basic and diluted net income per share.

[6] Total assets for 2001, 2000, and 1999 include the market value of our Cisco holdings and related collars of $670.5 million, $659.0 million, and $551.4 million, respectively.

[7] Certain prior year amounts included in total assets have been reclassified to conform with current year presentation.

AFC's long-term debt is not significant. No cash dividends per share were paid for any of the five years presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements." In some cases, you can identify forward-looking statements by terms such as "may," "intend," "might," "will," "should," "could," "would," "expect," "believe," "estimate," "predict," "potential," or the negative of these terms and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. We discuss many of these risks and uncertainties in greater detail in Part I, Item 1 of the Annual Report on Form 10-K under the heading "Risk Factors That Might Affect Future Operating Results and Financial Condition" as filed with the Securities and Exchange Commission. These risks and uncertainties may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect the operations, performance, development and results of our business. You should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions as of the date of this report. We are under no duty to update any of the forward-looking statements after the date of this report to conform such statements to actual results or to changes in our expectations.

The following discussion should be read in conjunction with our financial statements and related notes included elsewhere in this report.

OVERVIEW

We design, manufacture, and provide a family of products and services that offer broadband, wideband, and narrowband solutions for the portion of the telecommunications network between the service provider's central office and end user businesses and homes. Our OmniMAX™ product family is a multi-service broadband solution for providing voice and data services for the telecommunications industry. We released the AccessMAX™ System 8 in 2001, offering a migration strategy for delivering packet-switched voice and broadband services. The AccessMAX System 8 allows service providers to expand network access capacity and service offerings from legacy time division multiplex services to high-speed next-generation broadband services to emerging applications such as Voice over Packet, Voice over Digital Subscriber Line, or DSL, and Video over Asymmetric Digital Subscriber Line, or ADSL, while preserving quality of service. We market our product family through our direct sales force, distributors, and value-added resellers. We sell our products primarily to service providers who install our equipment as part of their access networks. Our customers generally include national local exchange carriers, or NLECs, independent operating companies, or IOCs, large incumbent local exchange carriers, or ILECs, competitive local exchange carriers, or CLECs, and international carriers.

Our customers normally install a portion of the OmniMAX system in outdoor locations, and shipments are subject to the effects of seasonality with fewer installation projects scheduled for the winter months. Historically, we have also experienced a weaker demand for our products during the beginning of the year as compared with the shipment levels in the preceding fourth quarter. This fluctuation is a result of customers maximizing their calendar-year capital budgets in the fourth quarter and utilizing the inventory build-up during the following first quarter. As a result of these factors, we believe that over time, revenues for the quarter ended March 31 will be lower than revenues in the preceding quarter ended December 31.

Our results of operations have been adversely affected by the recent downturn in the telecommunications industry and worldwide economies. We experienced lower than forecasted shipments during 2001. We believe current economic conditions may continue to cause customers to reduce and defer capital spending. We also believe the current regulatory environment is causing delays in some of our customers' investments in broadband services. Some of our larger customers are delaying deployment of DSL until clarification occurs on regulatory issues stemming from the Telecommunications Act of 1996. In the current environment, there exists conflicting state and federal regulations for DSL deployment, and it is unclear when resolution will take place.

Beginning in late 2000 and continuing through mid-2001, we focused on building our organization and procuring inventory to support forecasted business growth. As the general slowdown in our customers' capital spending and the effect that had on our results of operations became apparent, we implemented a reduction in force in October 2001. Related to this reduction, we recorded $1.6 million in severance costs in 2001. We also reduced staff in certain foreign sales offices in December 2001 and incurred $0.6 million for closure and severance costs. As part of our original forecasted growth in early 2001, we entered into long-term purchase agreements with vendors. In the fourth quarter of 2001, after receiving additional customer input, we updated our business plan for 2002 and determined an inventory adjustment was needed. We wrote down inventory by $18.1 million and recognized a $12.0 million accrual for inventory purchase agreements.

We completed an inventory of certain fixed assets in the fourth quarter of 2001 and recorded a $1.4 million loss on the disposal of idle and obsolete equipment. We determined that our investment in a privately-held company was impaired and recorded a $2.3 million write-down in the fourth quarter of 2001 to reflect the company's lowered market valuation.

In the fourth quarter of 2001, we recorded a $13.6 million distribution payment due from Marconi Communications Inc. (Marconi), as non-operating income. As a result of our implementation of Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, in the first quarter of 2001, we recognized $285.7 million in non-operating income in 2001 for the net unrealized gain on our shares of Cisco Systems, Inc. (Cisco) and the related collar agreements.

During the first quarter of 2001, we did not recognize revenues of approximately $11.9 million on shipments made to Winstar Communications, Inc. (Winstar) and a value-added reseller, or VAR, due to the likelihood of non-collectibility. Winstar and the VAR filed for protection under bankruptcy laws in the second and fourth quarters of 2001, respectively. We also increased our allowance for doubtful accounts by approximately $9.3 million for the VAR receivable. In addition, we increased inventory reserves by approximately $2.2 million for inventories designed in accordance with the specifications of Winstar and Tellabs, Inc. (Tellabs), because we did not anticipate further business with either of these customers.

We attempted to balance our operating expenses with our decreased revenues and results of operations. We have focused on cost controls while we continued to invest in research and development activities that would keep us in a strong position to take advantage of sales opportunities when economic conditions improve and demand recovers.

Our discussion and analysis of our financial conditions and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of revenues, expenses, assets, and liabilities, and related disclosure of contingent assets and liabilities. As the complexity and subjectivity of estimates and judgments increase, the inherent level of precision in the financial statements can decrease. Applying GAAP requires our judgment in determining the relative appropriateness of acceptable accounting principles and methods of application in diverse and complex economic activities. We evaluate our estimates and judgments on an on-going basis, including those related to our product warranty, product returns, assessment of recoverability of capitalized software development costs, excess and obsolete inventory, and allowance for doubtful accounts. We base our estimates on historical experience and other assumptions we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities, which may not be readily apparent from other sources.

We believe the application of our accounting policies accurately reflects our financial condition and results of operations in the consolidated financial statements, and provides comparability between periods. We believe our accounting policies are reasonable and appropriate for our business. The following critical accounting policies affect the more significant estimates and judgments used in the preparation of our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Some business transactions are subject to uncertainty and are recorded using estimates and our best judgment at any given time, within the parameters of GAAP. An explanation of the sensitivity of financial statements to the methods, assumptions and estimates underlying their preparation and the interplay of specific uncertainties with accounting measurements follows.

Revenue Recognition, Allowances and Product Warranty In compliance with the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements,* and SFAS No. 48, *Revenue Recognition When Right of Return Exists,* we recognize revenue when the earnings process is complete. The earnings process is considered complete when persuasive evidence of an arrangement between a customer and AFC exists, when delivery and acceptance has occurred or services have been rendered, when pricing is fixed or determinable, when any right of return lapses or is reasonably estimable, and when collectibility is reasonably assured. We follow these same revenue recognition standards for sales made to our authorized distributors and sales representatives. AICPA Statements of Position 97-2, *Software Revenue Recognition,* and 98-9, *Modification of SOP 97-2, Software Recognition, With Respect to Certain Transactions,* generally require revenues earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenues allocated to maintenance are recognized ratably over the maintenance term. Revenues from service activities are generally recognized ratably over the service period. Allowances for returns are established based on experience. A provision for estimated warranty costs is established at the time of sale and adjusted periodically based on experience. We consider differing market conditions when recognizing revenues, such as the recent decline in capital spending in our industry, and the relative financial condition of our customers. These conditions do not impact the method by which we recognize revenues or the methodology for computing the provision for warranty; however, such conditions could impact the allowance for returns.

Research and Development and Software Development Costs We follow SFAS No. 2, *Accounting For Research and Development Costs,* and charge all research and development costs to expense as incurred. We follow SFAS No. 86, *Accounting For the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* Costs incurred for the development of computer software and enhancements to existing software products that will be sold, leased, or otherwise marketed are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in technologies. Costs that are capitalized include direct labor and related overhead. Amortization of capitalized software development costs begins when the product is available for general release. Amortization is based on the straight-line method. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately. Under different circumstances, we believe there would be no change in the way we expense research and development costs and, accordingly, there would be no change to our results of operations, financial position, or changes in cash flows. If we changed the estimates used in the assessment of recoverability for computer software-related capitalized costs, such as the anticipated future revenues or changes in technologies, these could result in a lower net realizable value. This in turn would increase our reported operating expenses, and lower our net income, but would have no effect on our cash flows.

Allowance for Doubtful Accounts We have an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make payments to our accounts receivable. We base our allowance on periodic assessment of our customers' liquidity and financial condition through credit rating agencies, financial statement review, and historical collection trends. Additional allowances may be required if the liquidity or financial condition of our customers were to deteriorate, resulting in an impairment in their ability to make payments. We consider differing market conditions when recording our allowance, such as the recent downturn in the telecommunications industry and worldwide economies, and the relative financial condition of our customers. These conditions do not impact the methodology we use to compute our allowance.

Inventories and Reserve for Excess and Obsolete Inventories Inventories include material, labor and overhead and are valued at the lower of cost (first-in, first-out basis) or market. A reserve for excess and obsolete product and an accrual for purchase commitments have been established; the balances are assessed continuously, and adjusted on a quarterly basis. Under different market conditions, such as an environment of decreasing vendor and material costs, we could change our methodology to last-in, first-out basis, resulting in short-term effects such as lower costs of revenues, higher gross profit margin, and higher net income. However, this alternative methodology could lead to higher reserves for excess and obsolete product as the potential for higher-priced inventory on hand increases, and could result in additional short-term effects such as higher cost of revenues, lower gross profit margin, and lower net income.

We provide additional clarification and analysis about non-financial information in Item 1, Part I of the Annual Report on Form 10-K under the heading "Risk Factors That Might Affect Future Operating Results and Financial Condition" as filed with the SEC.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of income:

	Years Ended December 31,		
	2001	2000	1999
Revenues	**100%**	100%	100%
Cost of revenues	**66**	52	53
Gross profit	**34**	48	47
Operating expenses:			
Research and development	**19**	14	16
Sales and marketing	**15**	11	12
General and administrative	**11**	7	11
Total operating expenses	**45**	32	39
Operating income (loss)	**(11)**	16	7
Other income, net	**94**	12	130
Income before income taxes	**83**	28	137
Income taxes	**31**	10	53
Net income	**51%**	19%	84%

2001 COMPARED WITH 2000

Revenues In 2001, revenues, including service revenues and royalties, decreased by 21% from 2000 to $327.6 million. U.S. sales declined 24% to $282.0 million in 2001 and represented 86% of total revenues compared with 89% in 2000. The decline in U.S. revenues in both amount and as a percentage of total revenues, reflected the significant decline in sales to Tellabs, Winstar, and other CLECs in 2001. International revenues declined 5% to $45.6 million in 2001 and represented 14% of total revenues compared with 11% in 2000. The decline in international revenues was mainly a result of reduced sales into South Africa, partially offset by overall increased sales into Latin America and Canada. The higher ratio of international to total revenues in 2001, was largely a function of the decline in sales to U.S. customers from 2000 to 2001.

For the year 2001, sales to North Supply Company, a subsidiary of Sprint (Sprint) accounted for 10% or more of total revenues. In 2000, Winstar and Sprint each accounted for 10% or more of total revenues. No other customer accounted for 10% or more of total revenues in either period. Although our largest customers have varied over time, we anticipate that results of operations in any given period will continue to depend to a great extent on sales to a small number of large accounts. Our five largest customers accounted for 44% of total revenues in 2001 and 49% in 2000. A number of these accounts have signed multiyear agreements with us which provide a potential revenue stream for 2002 and beyond. However, these contracts permit customers to cancel or reduce the size of their commitments upon notice. Accordingly, there can be no assurance that ongoing sales to these customers will continue, or continue at increasing volumes.

Gross Profit In 2001, gross profit decreased by 45% to $111.6 million. Gross profit represented 34% of total revenues in 2001 compared with 48% in 2000.

In the fourth quarter of 2001, we recorded $18.0 million in charges to cost of revenues for excess and obsolete inventory and recognized a $12.0 million accrual against cost of revenues for inventory purchase agreements. We experienced a delay in DSL rollouts and changes in some of our larger customers' DSL build-out plans. This, along with a shift from our first generation DSL products to our second generation DSL products, accounted for a large portion of the excess and obsolete inventory write-down. We had inventory built to CLEC specifications that, upon the rapid decline of our CLEC customers' capital spending, we could not cost-effectively re-work for other customers. Some of the other products in our product family have been superseded by newer generation technology, resulting in obsolete inventory. We refocused our international efforts towards newer generation broadband products, resulting in a write-down of obsolete inventory. Component inventories were built up in accordance with our original business plan, resulting in write-downs for amounts in excess of our revised business plan requirements.

To a lesser extent, gross profit in 2001 declined from 2000 due to negotiated discounts and product mix for some of our larger volume customers. Materials purchases were lower in 2001 compared with 2000, while overhead costs remained relatively unchanged, resulting in costs being spread over a lower volume of products. The resulting higher burden rate decreased our gross profits in 2001. Gross profit in 2001 was also impacted by the recognition of cost of sales for shipments to Winstar and a VAR for which approximately $11.9 million in revenues were not recorded. We also recorded a $2.2 million reserve for specific inventories deemed to be unsellable as a result of Winstar's financial distress and our expectation that we would not have further sales to Tellabs for the remainder of 2001.

Our gross profits are affected by a number of factors including, but not limited to, excess custom inventory, obsolete inventory, long-term purchase agreements with vendors, customer mix, product mix, volume discounts, cost reduction programs, and volume of third-party distributor sales. Customers have the ability to cancel purchases, resulting in excess customized inventory that we may be unable to re-work and sell cost-effectively.

Research and Development In 2001, research and development expenses increased by 4% to $61.4 million, and represented 19% of total revenues compared with 14% in 2000.

The increase in expenses from 2000 to 2001 was primarily the result of compensation and benefits, fixed asset disposals, depreciation and amortization, software costs, and rent and facility costs. Compensation and benefits were higher primarily because the average number of personnel during 2001, particularly during the first half of the year, was greater than during 2000. Compensation also included severance costs related to our October 2001 reduction in force. As of December 31, 2001 our research and development headcount decreased 9% from 2000 due to consolidation of our Florida offices, the reduction in force, and concerted efforts to make the engineering organization more efficient using existing employee resources and skills. During the fourth quarter of

2001, after completing an inventory of our engineering-related fixed assets, we disposed of obsolete equipment and recorded a loss on the disposals. Depreciation and amortization increased as a result of additional capital purchases to support development and testing of new products and features. These increases reflect our efforts to invest in key product development areas in order to retain our market share and be positioned to take advantage of future market opportunities. During 2000, we achieved technological feasibility of our Panorama EMS software and we capitalized costs associated with it. We completed and released the software during 2001, and accordingly began recording post-release costs to research and development expenses. Rent and related facility costs increased for some of our satellite engineering offices. Partially offsetting these increases were savings in outside services, performance-based compensation, direct materials, temporary help, and travel and entertainment. Various engineering projects involving outside services were completed by the end of 2000, and our utilization of outside services decreased in 2001, accordingly. Performance-based compensation was lower as a result of not meeting certain financial targets, primarily because of the general slowdown in our customers' capital spending and the effect that had on our results of operations in 2001. In 2000, more direct materials were utilized for development and completion of our AccessMAX System 8, and 7.1A and 8.0 cards by the end of 2000. Direct material usage was lower in 2001 as new projects were in different development stages than in 2000 and required lower expenditure levels. In an effort to reduce our operating expenses in 2001, we eliminated virtually all of the temporary help positions that had been filled during 2000. Travel and entertainment expenses were lower due to cost containment efforts in 2001, reflecting our efforts to align our organization with current results of operations.

We believe rapidly evolving technology and competition in our industry necessitates the continued commitment of our resources to research and development to remain competitive. We plan to continue to support the development of new products and features, while seeking to carefully manage the rate of increase in associated costs through expense controls.

Sales and Marketing In 2001, sales and marketing expenses increased by 4% to $49.4 million, and represented 15% of total revenues compared with 11% in 2000.

The increase in sales and marketing expenses from 2000 to 2001 was primarily the result of higher compensation and benefits, fixed asset disposals, distributor commissions, and depreciation. As part of our efforts to build support teams for our larger customers, we experienced a higher average number of sales and marketing employees during the first half of 2001 as compared with 2000. As the general slowdown in our customers' capital spending and the effect that had on our results of operations became apparent, we implemented a reduction in force, resulting in an 11% decrease in sales and marketing headcount from December 31, 2000 to December 31, 2001. A higher average number of sales and marketing employees during the first half of 2001 over the levels in 2000 resulted in higher compensation and benefit costs. Included in compensation were severance costs arising from our October 2001 reduction in force.

During 2001, we reviewed some of our sales and marketing-related trade show, demo equipment, and demo inventory and disposed of idle and obsolete material. We experienced sales growth in certain international countries in which we utilize distributors, causing an increase in distributor commissions. We also incurred higher levels of depreciation as a result of purchasing additional software and technical equipment used by our sales, marketing, and customer service departments in supporting sales and marketing efforts and product releases. Cost containment efforts in 2001 reflected our efforts to align our organization with current results of operations. These efforts, along with the effects of the September 11 tragedies, caused a significant reduction in our travel and related expenses. As part of our efforts to balance our organization with our results of operations, we reduced our rate of employee hiring, which lowered hiring and relocation costs. The effect of our customers' reduced capital spending in 2001 negatively impacted our results of operations and accordingly, we did not pay performance-based compensation due to our failure to meet certain financial targets. As a result of current economic pressures and our revised business plan, we reduced our participation in trade shows and decreased our advertising.

We believe we have aligned sales and marketing expenses with current results of operations. We plan to monitor and align future sales and marketing expenses with future operating results.

General and Administrative In 2001, general and administrative expenses increased 28% to $37.3 million and represented 11% of total revenues as compared to 7% in 2000.

The increase from 2000 to 2001 was mainly caused by an increase in provision for doubtful accounts in the first quarter of 2001 for a VAR. During the last quarter of 2001, we inventoried some of our general and administrative-related fixed assets and disposed of obsolete equipment, recording a loss on the disposals. Depreciation increased in 2001 from 2000 because leasehold improvements associated with buildings we moved into in mid-year 2000 were occupied for the entire year in 2001. Primarily as a result of a general slowdown in our customers' capital spending patterns and the effect that had on our results of operations in 2001, we did not meet our internal financial targets and did not pay associated performance-based compensation. We made significant donations to education and housing programs in 2000, and although we have continued to make donations to various causes in 2001, we adjusted our expenditure levels to reflect our overall reduction in operating expenses. We also reduced the number of general and administrative employees by 13% from December 31, 2000 to December 31, 2001.

We believe we have aligned general and administrative expenses with current results of operations. We plan to monitor and align future general and administrative expenses with future operating results.

Other Income In 2001, other income increased 497% to $307.2 million. Our application of SFAS No. 133 in 2001 resulted in the recognition of $285.7 million in unrealized gains on our Cisco investment and the related collars. In 2000, prior to adoption of SFAS No. 133, the unrealized gains and losses on the Cisco investment and related collars were netted and reflected in the carrying value of the investment, deferred tax liabilities, and accumulated other comprehensive income on our balance sheet. In 2000, we recorded $32.8 million from Marconi as settlement of outstanding litigation, and $10.1 million as a subsequent distribution payment. In 2001, we recognized $13.6 million as a distribution payment due from Marconi which was subsequently received in January 2002. The settlement of outstanding litigation calls for Marconi to meet specified distribution revenue goals in 2002; failure to do so makes them liable to us for a distribution payment for 2002. If this occurs, we will recognize the distribution payment in 2002 as non-operating income. In the fourth quarter of 2001, we recorded a $2.3 million impairment in our equity investment in a privately-held company as a result of the lowered valuation of the company. Macroeconomic conditions and an industry-wide capital spending slowdown have affected the availability of venture capital funding for, and valuations of, development stage companies.

Income Taxes In 2001 and 2000, we recorded income taxes at an effective tax rate of 38% and 34%, respectively. The higher rate in 2001 was due to the effect of recognizing an investment gain related to our implementation of SFAS No. 133.

2000 COMPARED WITH 1999

Revenues In 2000, revenues, including service revenues and royalties, increased by 41% over 1999 to $416.8 million. U.S. revenues comprised 86% of this increase with sales growth distributed across a broad range of customers and markets.

U.S. revenues grew 39% to $368.9 million in 2000, and represented 89% of total revenues compared with 89% in 1999. The increase in revenues from the U.S. was primarily the result of our increase in market share in a growing industry.

International revenues increased 52% to $47.9 million in 2000, and represented 11% of total revenues compared with 11% in 1999. The increase in international revenues was primarily due to growth in sales to South African, Caribbean, and Canadian customers.

For the year 2000, sales to Winstar and Sprint each accounted for 10% or more of total revenues. In 1999, Winstar and Sprint each accounted for 10% or more of total revenues. No other customer accounted for 10% or more of total revenues in either of these periods.

Gross Profit In 2000, gross profit increased by 45% to $201.5 million. As a percentage of total revenues, gross profit margin represented 48% in 2000, compared with 47% in 1999. The increase in gross profit margin was primarily due to favorable customer mix, product mix, and cost reductions. Successful cost reduction initiatives in our manufacturing operations contributed to lower costs as a percentage of total revenues compared with 1999. In addition, the comparatively higher margin on sales of our Panorama EMS software product contributed to the increase in gross profit margin in 2000 compared with 1999.

Research and Development In 2000, research and development expenses increased by 22% to $58.8 million, and represented 14% of total revenues compared with 16% in 1999.

The increase in spending was primarily due to increases in hiring, compensation and benefits expenses, and continued investment in new product development. As a result of the acquisition of GVN in May 2000, the number of employees in research and development increased by 27 employees.

The decrease in the ratio of expenses to total revenues compared with 1999 was primarily due to capitalizing Panorama EMS software development costs out of expenses into other assets in the fourth quarter of 2000. The amount represents development costs for the full year. These costs are being amortized over the life of the current software release which is estimated to be one year. In addition, we implemented a new product development methodology that significantly improved our ability to make priority decisions regarding new projects. The process involves cross-functional teams working together to evaluate viability of projects before development begins. As a result, we have experienced improved project management, more efficient use of resources, and product cost reductions.

Sales and Marketing In 2000, sales and marketing expenses increased by 38% to $47.5 million, and represented 11% of total revenues compared with 12% in 1999.

The increase in sales and marketing expenses was mainly due to hiring, compensation and benefits expenses, primarily attributable to a growth in employee headcount, and to increased travel and entertainment expenses. These increases were partially offset by a decrease in distributor commissions as a smaller portion of our sales in 2000 were made through distributors.

General and Administrative In 2000, general and administrative expenses decreased 14% to $29.2 million and represented 7% of total revenues compared with 11% in 1999.

This decrease in absolute dollars and as a percentage of total revenues was primarily attributable to a decrease in litigation expenses. In 1999, litigation expenses were primarily associated with the Marconi lawsuit which was settled in February 2000. This decrease was partially offset by increases in compensation and benefits due to an increase in headcount, and to corporate donations to educational institutions and other non-profit community organizations.

Other Income In 2000, other income decreased $334.0 million or 87%. In 1999, other income included a $379.3 million gain for the step-up in basis of our investment in Cerent Corporation (Cerent) upon conversion to Cisco common stock. In 2000, other income included $32.8 million from Marconi as settlement of outstanding litigation, and $10.1 million as a subsequent distribution payment.

Income Taxes In 2000 and 1999, we recorded income taxes at an effective rate of approximately 34% and 39%, respectively. The effective tax rate decreased primarily due to the gain arising from the conversion of our investment in Cerent into Cisco common stock in 1999.

PRO FORMA RESULTS

The following table provides a reconciliation of GAAP net income to pro forma net income. This information is provided to help clarify our ongoing, or core, business performance and highlight infrequent transactions (in thousands, except per share data):

	Years Ended December 31, 2001	2000	1999
GAAP net income	**$167,796**	$77,568	$249,070
Pro forma exclusions:			
Operating:			
Cost of sales for revenues not recognized	**4,300**	—	—
Excess and obsolete inventory	**18,850**	—	—
Purchase commitments	**13,412**	—	—
Provision for doubtful accounts	**9,251**	—	—
Severance costs for reduction in force	**1,623**	—	—
Loss on fixed asset disposals	**1,412**	—	—
Costs to close foreign offices	**578**	—	—
Acquisition-related costs	**—**	1,062	—
Non-operating:			
Litigation settlement and distribution payments	**(13,600)**	(42,886)	—
Conversion of investment into Cisco stock	**—**	—	(379,290)
Unrealized gain on Cisco investment	**(285,729)**	—	—
Investment impairment	**2,275**	—	—
Total exclusions	**(247,628)**	(41,824)	(379,290)
Income tax effect	**96,507**	14,221	149,785
Exclusions, net of tax	**(151,121)**	(27,603)	(229,505)
Pro forma net income	**$ 16,675**	$49,965	$ 19,565
Pro forma diluted earnings per share	**$ 0.20**	$ 0.59	$ 0.24
Shares used in per share computations	**83,638**	84,800	81,657

Pro forma net income and pro forma earnings per share, both non-GAAP measures, are provided to help clarify our ongoing business performance. For pro forma purposes, the following amounts have been excluded:

2001

- A $4.3 million charge to cost of revenues is excluded from 2001 as these costs related to sales we did not recognize in the first quarter of 2001.
- An $18.9 million charge for excess and obsolete inventory, consisting of $18.8 million to cost of revenues, and $0.1 million to sales and marketing expenses, is excluded from 2001 to take into account the abrupt decline in customers' spending, customer bankruptcy, changes in DSL rollout, and the resulting impact these had on custom inventory and obsolete inventory levels.
- A $13.4 million accrual for purchase agreements is excluded from 2001 cost of revenues to reflect the abrupt decline in customers' capital spending and the impact this had on our forecasted needs and long-term agreements with vendors.
- A $9.3 million charge to provision for doubtful accounts is excluded from 2001 operating expenses to take into account the abrupt decline in a customer's financial condition.
- A $1.6 million charge for severance costs is excluded from 2001 operating expenses due to macroeconomic conditions and an industry capital spending slowdown forcing us to take a 9% reduction in force in October to re-align our focus on our core customers, markets, and products.
- A $1.4 million charge for loss on disposal of information technology fixed assets is excluded from 2001 operating expenses as a result of an extensive fixed asset inventory.
- A $0.6 million charge related to foreign sales offices is excluded from 2001 operating expenses as a result of macroeconomic conditions and an industry capital spending slowdown causing us to reduce sales and sales support to certain international locations.
- $13.6 million distribution payment from Marconi is excluded from 2001 non-operating income to omit the effect of non-core business income.
- $285.7 million in unrealized gains on our Cisco investment are excluded from 2001 non-operating income to omit the effect of non-core business income.
- A $2.3 million charge for impairment on investment is excluded from 2001 non-operating income as a result of the investee company's equity round financing and related valuation.
- The $96.5 million tax effect related to the amounts listed above is excluded from 2001 income taxes.

2000

- A $1.1 million charge related to acquisition of GVN is excluded from 2000 operating expenses to reflect the infrequent nature of this event.
- $32.8 million Marconi litigation settlement gain is excluded from 2000 non-operating income to reflect the infrequent nature of this event.
- $10.1 million distribution payment from Marconi is excluded from 2000 non-operating income to omit the effect of non-core business income.
- The $14.2 million tax effect related to the amounts listed above is excluded from 2000 income taxes.

1999

- $379.3 million unrealized gain related to the conversion of our investment in Cerent into Cisco common stock is excluded to reflect the infrequent nature of this event.
- The $149.8 million tax effect related to the unrealized gain is excluded from 1999 income taxes.

LIQUIDITY AND CAPITAL RESOURCES

Capital resources and liquidity, our ability to generate adequate amounts of cash to meet our needs as of December 31, 2001 and 2000 consisted of the following (in thousands):

	December 31, 2001	December 31, 2000
Cash and cash equivalents	**$ 39,528**	$ 8,368
Cisco marketable securities and related collars	**670,489**	658,961
Other marketable securities	**245,725**	207,824
Working capital, excluding cash and cash equivalents, marketable securities and related collars, and associated deferred tax assets and liabilities	**72,753**	124,249

As of December 31, 2001, cash, cash equivalents, and marketable securities totaled $955.7 million compared with $875.2 million as of December 31, 2000. At December 31, 2001, we recorded a value of $670.5 million in Cisco common stock and the related collars on our balance sheet. The value of our Cisco investment at December 31, 2001 consisted of $195.8 million in share value, and $474.7 million in collar value, as compared with a share value of $403.9 million and a collar value of $255.1 million as of December 31, 2000. We currently own approximately 10.6 million shares of Cisco common stock. We protected the value of approximately 10.0 million of these shares in February 2000 using a costless collar with a three-year term. In May 2000, we also entered a similar three-year collar arrangement for the remaining shares of Cisco common stock. We pledged all of our Cisco stock to secure our obligations under the collar agreements. We have the ability to borrow up to the full present value of the $690.0 million floor value of the collars; we currently do not have any borrowings outstanding against the collars.

At maturity of these collars in February 2003 and May 2003, we may have a significant taxable gain depending on the market value of Cisco common stock at that time. The floor value of the collars at maturity is $690.0 million. We have recognized the accumulated gains on the share value and the collar value of our investment in non-operating income, and have recorded the related deferred tax liability. We will adjust the deferred tax liability for the potential additional taxable gain through maturity of the collars, and accordingly, there will be no income statement impact at maturity. The cash flow impact will depend on a number of factors including the market value of the Cisco shares at the time of maturity. We believe we have sufficient cash resources to meet any tax obligation, which could be as much as $265.0 million. We are currently evaluating various tax-efficient business opportunities for this investment. For additional information with respect to the potential impact of adverse market price volatility on the Cisco stock we own, refer to "Quantitative and Qualitative Disclosures About Market Risk" in this Annual Report to Stockholders.

Operating activities in 2001 generated net cash of $79.4 million. This was primarily the result of net income, and adjustments for non-cash activities including: the unrealized gains resulting from SFAS No. 133 implementation and related tax expenses, increases in our accounts receivable collections, increase in inventory charges, and higher depreciation and amortization amounts. Days sales outstanding, or DSO, were 64 days at the end of 2001, compared with 77 days at the end of 2000. The decrease in DSO was primarily due to the write-off of the VAR receivable, increased shipping linearity, and improved domestic collections. Net cash of $62.5 million was used in investing activities in 2001, primarily for marketable securities purchases.

During the last half of 2001, we made a $6.5 million investment in a development stage company (company) and paid $6.0 million for an option to acquire the company. Under the terms of the purchase option agreement, we may, at our sole discretion, elect at any time through April 2, 2002 to acquire for cash or stock, all of the outstanding shares of the company. Our determination as to whether to exercise the option will be based upon our assessment of the company's product development efforts and business prospects, as well as market conditions and other factors relevant to the company's business. If we do not exercise the option to acquire the company, and the company has achieved specified engineering and product development milestones, certain shareholders of the company hold a put option giving them the right to require us to purchase from them a specified series of the company's outstanding preferred stock for approximately $6.0 million. The put option becomes exercisable for 90 days after the expiration of our purchase option. If the put option is exercised, it may qualify as a triggering event for an impairment review of our investment in the company, and may result in a write-down and charge to our current results of operations.

We maintain an uncommitted bank facility for the issuance of commercial and standby letters of credit. As of December 31, 2001 we had approximately $2.7 million in letters of credit outstanding under this facility, including $1.0 million issued as a five-year deposit on one of our leased facilities.

We also maintain bank agreements with two banks under which we may enter into foreign exchange contracts up to $40.0 million. There are no borrowing provisions or financial covenants associated with these facilities. At December 31, 2001, there were approximately $1.2 million nominal amount foreign exchange contracts outstanding.

We entered into collar agreements on our Cisco shares. If we hold the stock until maturity of the agreements, we will receive a minimum of $690.0 million. At maturity, the other party to the agreements bears the risk of gains and losses on the Cisco shares. During the term of the agreements, collar inefficiencies and the remaining time until maturity can result in net gains or losses from marking the shares and the collars to market in any one quarter.

We seek to minimize our foreign currency risk by using forward contracts to hedge material accounts receivable and accounts payable. These contracts are marked to market and the gains and losses are reflected in our results of operations.

The following table sets forth, for the periods indicated, the commitments to make future minimum payments under contractual obligations (in thousands):

	Facility Operating Leases
2002	$ 8,523
2003	8,247
2004	8,328
2005	8,215
2006	7,769
Thereafter	30,054
Total	$71,136

We sublease three of our facilities; total future minimum lease payments have not been reduced by approximately $8.4 million of future minimum sublease payments to be received under non-cancelable subleases.

We believe our existing cash and marketable securities, available credit facilities and cash flows from operating and financing activities are adequate to support our financial resource needs, including working capital and capital expenditure requirements, and operating lease obligations, for the next twelve months.

SFAS NO. 133 IMPLEMENTATION IN 2001

On January 1, 2001, we adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that we recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Additional discussion on the effect of SFAS No. 133 on our financial position and results of operations is included in Notes 1 and 2 of "Notes to Consolidated Financial Statements."

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risk lies primarily in changes in interest rates, and fluctuations in the value of our marketable securities and related hedging arrangements.

We have foreign currency sales to one international customer. We hedge foreign currency risk on certain accounts receivable and accounts payable with forward contracts that generally expire within 60 days. These forward contracts are not designated as hedges, and changes in the fair value of these forward contracts are recognized immediately in earnings.

We face interest rate risk exposure on our marketable securities. Our objective is to preserve principle. We manage interest rate risk primarily by investing in the highest rated municipal debt securities having various maturities of less than three years.

At December 31, 2001, our $245.7 million marketable debt securities portfolio consisted of domestic municipal debt and domestic corporate debt securities of various issuers, types, and maturities. Approximately 59% of the debt securities mature in one year or less. At December 31, 2001, the weighted average yield on our debt securities was 3.17%, and the weighted average yield on cash equivalents was 1.83%.

If interest rates increase, the fair market value, or FMV, of our debt securities portfolio will decrease. To quantify interest rate risk on our debt securities portfolio, we used a modeling technique that measures the change in FMV arising from hypothetical shifts in the yield curve of plus 100 basis points over an immediate time horizon. The resultant effect would be a loss of approximately $2.0 million on our portfolio valued at $245.7 million at December 31, 2001 as compared with a loss of approximately $1.5 million on our portfolio valued at $207.8 million at December 31, 2000.

We face market price risk exposure on our corporate equity securities consisting of approximately 10.6 million shares of Cisco common stock, the full value of which was protected using costless collars in February and May 2000, to minimize the impact of potential market price volatility on our investment. The collars provide us with a floor value of approximately $690.0 million if held to maturity. We are able to borrow up to the full present value of the floor value of the collars; we currently do not have any borrowings outstanding against them. The collars limit our exposure to, and benefits from, price fluctuations in the underlying Cisco stock. Thus, changes in the FMV of the collars largely offset changes in the value of the underlying stock which is also marked to market.

Although we have protected the appreciated value of our Cisco corporate equity securities, we face market price volatility risk exposure as a result of the lack of a completely efficient collar coverage prior to maturity. The following table shows the changes in the fair values of the Cisco shares, and the put and call feature of the collar agreements arising from a hypothetical 20% increase or decrease in the stock's price of $18.54 and $38.25 per share, the closing prices on the last business day of our fiscal years ended December 31, 2001, and 2000, respectively (in thousands):

	Valuation -20%	No change	Valuation +20%
December 31, 2001:			
Cisco shares	**$156,617**	**$195,772**	**$234,925**
Cisco collars	**513,176**	**474,717**	**436,287**
Net value	**$669,793**	**$670,489**	**$671,212**
December 31, 2000:			
Cisco shares	$ 323,118	$ 403,897	$ 484,676
Cisco collars	317,546	255,064	193,970
Net value	$ 640,664	$ 658,961	$ 678,646

At December 31, 2001, we held equity investments of $16.8 million in non-publicly traded companies, accounted for under the cost method. In December we recorded a $2.3 million impairment charge against our investment in one of these companies based on our assessment of the market value of the investment. We do not have the ability to exercise significant influence over the companies' operations. These companies are considered to be in the development stage. Our investments are inherently risky because the product of these companies, and the markets for such products, are in the development stage. In addition, these companies are subject to risks resulting from uncertain standards for new products, and competition. The remaining activities necessary to determine if the products meet functional and technical requirements, and market acceptance, include testing and customer lab trials. If these products fail the testing procedures or fail to generate customer interest, the value of the companies would likely decline and could result in further impairment of our investments. Additionally, macroeconomic conditions and an industry capital spending slowdown are affecting the availability of venture capital funding for, and valuations of, development stage companies. We could lose our entire investment in these companies and be required to record a charge to operations for any loss.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)	Years Ended December 31, 2001	2000	1999
Revenues	**$327,569**	$416,850	$296,611
Cost of revenues	**215,956**	215,303	157,911
Gross profit	**111,613**	201,547	138,700
Operating expenses:			
Research and development	**61,435**	58,828	48,343
Sales and marketing	**49,385**	47,463	34,425
General and administrative	**37,323**	29,172	33,947
Total operating expenses	**148,143**	135,463	116,715
Operating income (loss)	**(36,530)**	66,084	21,985
Other income:			
Unrealized gains on Cisco investment	**285,729**	—	379,290
Other income, net	**21,439**	51,444	6,154
Total other income	**307,168**	51,444	385,444
Income before income taxes	**270,638**	117,528	407,429
Income taxes	**102,842**	39,960	158,359
Net income	**$167,796**	$ 77,568	$249,070
Basic net income per share	**$ 2.06**	$ 0.97	$ 3.20
Shares used in basic per share computations	**81,381**	80,201	77,723
Diluted net income per share	**$ 2.01**	$ 0.91	$ 3.05
Shares used in diluted per share computations	**83,638**	84,800	81,657

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 39,528	$ 8,368
Cisco marketable securities and related collars	670,489	658,961
Other marketable securities	245,725	207,824
Accounts receivable, less allowances of $952 and $1,948 in 2001 and 2000, respectively	58,528	99,099
Inventories	29,711	59,356
Other current assets	35,897	24,059
Total current assets	1,079,878	1,057,667
Property and equipment, net	56,608	66,699
Other assets	13,056	10,809
Total assets	$1,149,542	$1,135,175
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 9,969	$ 19,920
Accrued liabilities	73,624	48,349
Deferred tax liabilities	222,176	244,675
Total current liabilities	305,769	312,944
Long-term liabilities	2,896	2,566
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value; 200,000,000 shares authorized; 82,113,830 and 80,729,972 shares issued and outstanding in 2001 and 2000, respectively	821	807
Additional paid-in capital	287,937	268,003
Notes receivable from stockholders	(56)	(56)
Accumulated other comprehensive income	1,242	167,774
Retained earnings	550,933	383,137
Total stockholders' equity	840,877	819,665
Total liabilities and stockholders' equity	$1,149,542	$1,135,175

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(in thousands, except share data)	Common Stock Shares	Common Stock Amount	Deferred Stock Compensation	Additional Paid-In Capital	Notes Receivable Stockholders	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity	Comprehensive Income
Balances as of December 31, 1998	76,191,353	$ 762	$ (84)	$ 211,392	$ (730)	$ —	$ 56,499	$ 267,839	$ 25,853
Exercise of common stock options and warrants	2,346,136	23	—	8,613	—	—	—	8,636	
Issuance of common stock	16,276	—	—	3	—	—	—	3	
Employee stock purchase plan purchases	219,318	2	—	2,245	—	—	—	2,247	
Inclusion of GVN earnings for the period July 1 to December 31, 1998	—	—	—	881	—	—	—	881	
Conversion of preferred stock into common stock in pooling	239,959	2	—	1,998	—	—	—	2,000	
Conversion of debt and accrued interest into common stock	106,637	1	—	1,817	—	—	—	1,818	
Cancelation of notes receivable from stockholder	—	—	—	—	489	—	—	489	
Granting of stock options below intrinsic value	—	—	(395)	395	—	—	—	—	
Vesting of stock options below intrinsic value	—	—	308	513	—	—	—	821	
Forfeiture of stock options	—	—	75	(75)	—	—	—	—	
Repurchase of common stock	(42,287)	—	—	(11)	—	—	—	(11)	
Tax benefit from option exercises	—	—	—	10,303	—	—	—	10,303	
Net Income	—	—	—	—	—	—	249,070	249,070	$249,070
Other comprehensive income:									
Net unrealized gain on available-for-sale securities[1]	—	—	—	—	—	100,968	—	100,968	100,968
Balances as of December 31, 1999	79,077,392	790	(96)	238,074	(241)	100,968	305,569	645,064	$350,038
Exercise of common stock options and warrants	1,388,094	14	—	8,747	—	—	—	8,761	
Employee stock purchase plan purchases	213,129	2	—	2,456	—	—	—	2,458	
Conversion of preferred stock into common stock in pooling	56,240	1	—	1,248	—	—	—	1,249	
Forfeiture of stock options	—	—	96	(96)	—	—	—	—	
Repurchase of common stock	(4,044)	—	—	(1)	—	—	—	(1)	
Payments of notes receivable from stockholders	—	—	—	—	102	—	—	102	
Cancelation of notes receivable from stockholder	—	—	—	—	83	—	—	83	
Cancelation of common stock	(839)	—	—	—	—	—	—	—	
Tax benefit from option exercises	—	—	—	17,575	—	—	—	17,575	
Net Income	—	—	—	—	—	—	77,568	77,568	$77,568
Other comprehensive income:									
Foreign exchange rate translation	—	—	—	—	—	(12)	—	(12)	(12)
Net unrealized gain on available-for-sale securities[1]	—	—	—	—	—	66,818	—	66,818	66,818
Balances as of December 31, 2000	80,729,972	807	—	268,003	(56)	167,774	383,137	819,665	$144,374
Exercise of common stock options	1,125,894	11	—	9,931	—	—	—	9,942	
Employee stock purchase plan purchases	265,582	3	—	4,249	—	—	—	4,252	
Cancelation of common stock	(7,618)	—	—	—	—	—	—	—	
Tax benefit from option exercises	—	—	—	5,754	—	—	—	5,754	
Net income	—	—	—	—	—	—	167,796	167,796	$167,796
Other comprehensive income:									
Foreign exchange rate translation	—	—	—	—	—	(4)	—	(4)	(4)
Reclassification of unrealized gain on trading securities	—	—	—	—	—	(166,528)	—	(166,528)	(166,528)
Balances as of December 31, 2001	**82,113,830**	**$821**	**$ —**	**$287,937**	**$ (56)**	**$ 1,242**	**$550,933**	**$840,877**	**$ 1,264**

	2000	1999
[1] Net unrealized gain on available-for-sale marketable securities	$108,600	$166,178
Less: deferred income taxes related to the net unrealized gain	41,782	65,210
Net unrealized gain on available-for-sale securities	$ 66,818	$100,968

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended December 31, 2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$167,796	$ 77,568	$ 249,070
Adjustments to reconcile net income to net cash provided by operating activities:			
Unrealized gains on Cisco investment	(285,729)	—	(379,290)
Tax related to SFAS No. 133 reclass of Cisco investment	106,776	—	—
Reserve for inventory write-down and accrued purchase commitments	31,519	1,800	—
Deferred income taxes	(22,444)	(649)	144,853
Depreciation and amortization	19,422	15,544	13,187
Allowances for uncollectible accounts and returns	10,261	600	(1,586)
Tax benefit from option exercises	5,754	17,575	10,303
Other non-cash adjustments to operating income	3,704	83	489
Write-down of impaired investment	2,275	—	—
Stock based compensation	—	—	821
Changes in operating assets and liabilities:			
Accounts receivable	30,310	(37,688)	14,306
Inventories	11,538	(23,585)	12,914
Other current assets	(5,366)	(18,777)	(1,451)
Long-term assets	1,368	927	(5,180)
Accrued and other liabilities	12,193	17,335	1,459
Accounts payable	(9,951)	52	7,186
Net cash provided by operating activities	79,426	50,785	67,081
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of marketable securities	(627,140)	(405,243)	(491,534)
Sales of marketable securities	306,406	152,086	124,268
Maturities of marketable securities	283,668	195,177	308,002
Purchase of property and equipment	(12,921)	(23,743)	(15,865)
Other long term investments	(12,473)	(4,635)	3,063
Net cash used in investing activities	(62,460)	(86,358)	(72,066)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of common stock options and warrants, net	14,194	6,578	15,575
Net cash provided by financing activities	14,194	6,578	15,575
Effect of adjustment to conform fiscal year ends in pooling transaction	—	5,991	—
Increase (decrease) in cash and cash equivalents	31,160	(23,004)	10,590
Cash and cash equivalents, beginning of year	8,368	31,372	20,782
Cash and cash equivalents, end of year	$ 39,528	$ 8,368	$ 31,372
Cash paid:			
Income taxes	$ 4,784	$ 19,093	$ 2,399

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Advanced Fibre Communications, Inc. (AFC) designs, manufactures, and provides a family of products and services that offer broadband, wideband, and narrowband solutions for the portion of the telecommunications network between the service provider's central office and users' businesses and homes, often referred to as the "local loop," or "last mile." Our OmniMAX™ product family is a multiservice broadband solution providing voice and data services for the telecommunications industry. Our product line consists of integrated multiservice access platforms, integrated access devices, optical network access concentrators, network services, network element management systems, environmentally hardened outdoor plant cabinets, indoor cabinets, and related service and transmission technologies. We sell our products primarily to telecommunications companies who install our equipment as part of their access networks. Our customers are national local exchange carriers, independent operating companies, large incumbent local exchange carriers, competitive local exchange carriers, and international carriers.

FISCAL YEAR

We operate on a 13-week fiscal quarter. In the year 2000, we operated on a 53-week fiscal year, with 14 weeks in the third quarter. We believe the effect of the additional week was not material to year-to-year comparisons of results of operations or cash flows.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of AFC and our subsidiaries. All significant intercompany balances and transactions have been eliminated.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Revenue Recognition, Allowances and Product Warranty In compliance with the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements,* and Statement of Financial Accounting Standards (SFAS) No. 48, *Revenue Recognition When Right of Return Exists,* we recognize revenue when the earnings process is complete. The earnings process is considered complete when persuasive evidence of an arrangement between a customer and AFC exists, when delivery and acceptance has occurred or services have been rendered, when pricing is fixed or determinable, when any right of return lapses or is reasonably estimable, and when collectibility is reasonably assured. We follow these same revenue recognition standards for sales made to our authorized distributors and sales representatives. AICPA Statements of Position 97-2, *Software Revenue Recognition,* and 98-9, *Modification of SOP 97-2, Software Recognition, With Respect to Certain Transactions,* generally require revenues earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenues allocated to maintenance are recognized ratably over the maintenance term. Revenues from service activities are generally recognized ratably over the service period. Allowances for returns are established based on experience. A provision for estimated warranty costs is established at the time of sale and adjusted periodically based on experience.

Research and Development and Software Development Costs We follow SFAS No. 2, *Accounting For Research and Development Costs,* and charge all research and development costs to expense as incurred. We follow SFAS No. 86, *Accounting For the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* Costs incurred for the development of computer software and enhancements to existing software products that will be sold, leased, or otherwise marketed are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in technologies. Costs that are capitalized include direct labor and related overhead. Amortization of capitalized software development costs begins when the product is available for general release. Amortization is based on the straight-line method. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

Allowance for Doubtful Accounts We have an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make payments to our accounts receivable. We base our allowance on periodic assessment of our customers' liquidity and financial condition through credit rating agencies, financial statement review, and historical collection trends. Additional allowances may be required if the liquidity or financial condition of our customers were to deteriorate, resulting in an impairment in their ability to make payments.

Inventories and Reserve for Excess and Obsolete Inventories Inventories include material, labor and overhead and are valued at the lower of cost (first-in, first-out basis) or market. A reserve for excess and obsolete product and an accrual for purchase commitments have been established; the balances are assessed continuously, and adjusted on a quarterly basis.

OTHER SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents We consider all highly liquid investments in debt instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents are generally invested in money market funds.

Marketable Securities and Investments Our marketable securities are reported at fair value, and are classified as trading or available-for-sale. At December 31, 2000, all marketable securities were classified as available-for-sale. On January 1, 2001, we reclassified our investment in stock of Cisco Systems, Inc. (Cisco) to trading, and thereafter periodic changes in its fair value are included in non-operating income or expense.

We have equity investments in non-publicly traded development-stage companies accounted for under the cost method. Our ownership in each of these companies is less than 20%. We hold one seat on the board of directors of one of these companies. However, we do not have significant influence over the operating or financial policies of that company.

Property and Equipment Property and equipment are recorded at cost. We compute depreciation using the straight-line method over the estimated useful lives, generally three years for computers and internal use software, and seven years for office and engineering equipment, furniture, and fixtures.

Long-Lived Assets We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the potential future income expected to be generated by the asset. If an asset is considered to be impaired, it is written down to its market value, which is assessed based on factors specific to the type of asset.

Income Taxes We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Equity-Based Compensation Plans We follow Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and we account for equity-based compensation plans with employees and non-employees of the board of directors using the intrinsic value method.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In 2001, we adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities,* which require that we recognize all derivatives as either assets or liabilities in the balance sheet and that we measure those instruments at fair value. We also use foreign exchange contracts to offset gains and losses on exchange rate fluctuations against gains and losses on assets or liabilities hedged.

NET INCOME PER SHARE

Basic net income per share is computed using the weighted average number of shares of common stock outstanding. Diluted net income per share is computed using the weighted average number of shares of common stock, and common equivalent shares from options to purchase common stock and contributions to the Employee Stock Purchase Plan using the treasury stock method, when dilutive.

FOREIGN CURRENCY TRANSLATION

Operations conducted in our foreign offices are transacted in local currencies. Assets and liabilities are translated into U.S. dollars using the translation rate at the balance sheet date, and income and expense amounts are translated at weighted average exchange rates during the year. Translation adjustments are recorded to other comprehensive income in the equity section of the balance sheet.

CERTAIN RISKS AND CONCENTRATIONS

Cash equivalents and trade accounts receivable are the primary financial instruments exposing us to credit risk. To reduce credit risk, we perform ongoing credit evaluations of our customers' financial condition. In some cases, we may require customer prepayment, bank guarantees, or letters of credit and, if necessary, we put customers on credit limits. We maintain adequate allowances for potential credit losses. Our customers are concentrated in the public carrier telecommunications industry. Our five largest customers accounted for 43% and 30% of our gross accounts receivable at December 31, 2001 and 2000, respectively. Although our largest customers have varied from period to period, we anticipate that receivables in any given period will continue to be concentrated to a significant extent among a small number of customers. Recent severe financial problems affecting the telecommunications industry in general may continue to result in slower payments or defaults on accounts receivable. To reduce the currency risk with respect to foreign receivables, we use foreign exchange hedging contracts in those situations where it is deemed warranted.

Our products are concentrated in the telecommunications equipment market, which is highly competitive and subject to rapid change. Significant technological changes in the industry could adversely affect our operating results. Our inventories include components that may be specialized in nature, and subject to rapid technological obsolescence. We actively manage our inventory levels, and we consider technological obsolescence and potential changes in product demand based on macroeconomic conditions when estimating required allowances to reduce recorded inventory amounts to market value. Such estimates could change in the future.

RECLASSIFICATIONS AND RESTATEMENTS

Certain prior year amounts have been reclassified to conform with the current year's presentation. All historical financial information was restated to reflect the acquisition of GVN Technologies, Inc. (GVN) in the second quarter of fiscal 2000, which was accounted for as a pooling of interests. See Note 10 for additional information on our acquisition of GVN.

SFAS NO. 133 IMPLEMENTATION IN 2001

On January 1, 2001 we implemented SFAS No. 133, as amended. There was no transition adjustment upon implementation. Prior to our implementation of SFAS No. 133, we classified our Cisco investment as available-for-sale, and recorded unrealized gains and losses on the investment, the costless collar agreements related to the investment, and the associated tax effects, in accumulated other comprehensive income on the balance sheet. Upon implementation of SFAS No. 133, we reclassified these securities from available-for-sale to trading securities, and recognized the accumulated gains on the share value and the collar value in non-operating income. The related tax effects were recorded as a component of income tax expenses.

The ongoing effects of SFAS No. 133 on the financial statements will depend on future market conditions. Changes in value of our investment and the costless collars are, and will continue to be, reported in current period earnings.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and specifies criteria for recognizing intangible assets acquired in a business combination. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. SFAS No. 142 became effective for us in January 2002. Our implementation of these statements will not have a material impact on our results of operations or financial position.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, and SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 143 requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which a legal obligation is incurred. SFAS No. 143 is effective January 1, 2003. SFAS No. 144 establishes one accounting model to be used for long-lived assets to be disposed of by sale, and broadens the presentation of discounted operations to include more disposal transactions. SFAS No. 144 supercedes both SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations*. SFAS No. 144 became effective for us in January 2002. We do not expect the implementation of these statements to have a material impact on our results of operations and financial position.

NOTE 2: MARKETABLE SECURITIES

Marketable securities are valued at fair market value, and are comprised of the following (in thousands):

	December 31,	
	2001	2000
Corporate equity securities	**$670,489**	$658,961
Municipal debt securities	**241,725**	202,334
Corporate debt securities	**4,000**	5,490
Total marketable securities	**$916,214**	$866,785

Corporate Equity Securities On November 1, 1999, we acquired approximately 10.6 million shares of Cisco common stock (adjusted for a 2-for-1 stock split) as a result of the completion of Cisco's acquisition of Cerent Corporation (Cerent) and resulting exchange of our Cerent stock for Cisco's common stock. We recorded a gain for the step-up in basis of $379.3 million before taxes at the acquisition date.

In February and May 2000, we entered into hedging transactions structured as costless collar agreements, with terms of approximately three years, to minimize the potential market risk on the Cisco stock we own. The collars provide us with a floor value of approximately $690.0 million for the shares if held to maturity. We are able to borrow up to the full present value of the floor value of the collars; we currently do not have any borrowings outstanding against them. Gains and losses on our investment in Cisco stock will be partially offset by gains and losses in the costless collar agreements to the extent that the Cisco stock trades below $65 per share or above $99 per share.

For the years ended December 31, 2000 and 1999, we deferred unrealized gains on our Cisco investment of $107.6 million and $166.6 million, respectively, and reported them in stockholders' equity in accumulated other comprehensive income, net of deferred income taxes. Upon implementation of SFAS No. 133 in January 2001, we reclassified these securities from available-for-sale to trading securities, and recognized the accumulated gains of $19.1 million share value and $255.1 million collar value in non-operating income. The related tax effects of $106.8 million were recorded as a component of income tax expenses. This reclassification resulted in a decrease of accumulated other comprehensive income of $167.4 million, net of taxes.

For additional information with respect to the potential impact of adverse market price volatility on our Cisco stock, refer to "Quantitative and Qualitative Disclosures About Market Risk" on page 29 of this Annual Report to Stockholders.

Debt Securities At December 31, 2001, our debt securities portfolio contained a $1.4 million unrealized gain, compared with a $0.6 million unrealized loss at December 31, 2000. The fair value of securities maturing in one year or less and those maturing between one year and five years was $145.0 million and $100.7 million, respectively, as of December 31, 2001.

NOTE 3: INVENTORIES

The major components of inventories are as follows (in thousands):

	December 31,	
	2001	2000
Raw materials	**$12,909**	$23,741
Work-in-progress	**993**	1,746
Finished goods	**15,809**	33,869
Total inventories	**$29,711**	$59,356

NOTE 4: PROPERTY AND EQUIPMENT

A summary of property and equipment follows (in thousands):

	December 31,	
	2001	2000
Furniture and fixtures	**$ 16,529**	$ 13,560
Computer, software, and office equipment	**33,117**	36,071
Engineering equipment	**50,221**	53,777
	99,867	103,408
Less: accumulated depreciation	**43,259**	36,709
Property and equipment, net	**$ 56,608**	$ 66,699

At December 31, 2001 engineering equipment included $2.0 million of inventory that was transferred to fixed assets used to build test equipment for our operations.

NOTE 5: ACCRUED LIABILITIES

A summary of accrued liabilities follows (in thousands):

	December 31, 2001	December 31, 2000
Income and sales taxes	$24,400	$11,866
Accrual for purchase commitments	14,026	1,800
Warranty	12,639	11,597
Salaries and benefits	10,201	11,055
Other accruals	8,416	12,014
Deferred revenues	3,942	17
Total accrued liabilities	$73,624	$48,349

NOTE 6: INCOME TAXES

A summary of the components of income taxes (benefit) follows (in thousands):

Year ended December 31,	Current	Deferred[1]	Charge in Lieu of Income Taxes[2]	Total
2001:				
Federal	$ 7,587	$79,229	$ 5,204	$ 92,020
State	5,178	5,094	550	10,822
Income taxes	$12,765	$84,323	$ 5,754	$102,842
2000:				
Federal	$ 16,080	$ 1,334	$15,494	$ 32,908
State	6,954	(1,983)	2,081	7,052
Income taxes (benefit)	$ 23,034	$ (649)	$17,575	$ 39,960
1999:				
Federal	$ 2,986	$121,787	$ 9,175	$ 133,948
State	217	23,066	1,128	24,411
Income taxes	$ 3,203	$144,853	$10,303	$ 158,359

[1] Deferred tax expenses exclude deferred taxes on the unrealized gains and losses on available-for-sale marketable securities that is included in equity in accumulated other comprehensive income. For 2001, the deferred portion of the tax provision includes $106.8 million that was reclassed from accumulated other comprehensive income to tax expenses upon our implementation of SFAS No. 133 in January 2001. Excluding this amount, the deferred portion of the tax provision would be a benefit, or decrease, of $22.4 million.

[2] The charge in lieu of income taxes results from the tax benefit of stock option exercises.

Income taxes differ from the amounts computed by applying the U.S. federal statutory tax rate of 35% in each of the years ended December 31, 2001, 2000, and 1999 to income before income taxes as follows (in thousands):

	Years Ended December 31, 2001	2000	1999
Income taxes at statutory rate	$ 94,724	$41,135	$142,600
State taxes, net of federal benefit	7,035	4,583	16,050
Current losses and temporary differences for which no benefit was recognized	1,390	1,038	774
Foreign sales corporation benefit	—	(184)	(114)
Utilization of tax credits	(1,632)	(2,250)	(1,450)
Tax exempt interest	(2,044)	(2,761)	(1,400)
Change in valuation allowance	—	—	(1,668)
Other	3,369	(1,601)	3,567
Income taxes	$102,842	$39,960	$158,359

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2001	December 31, 2000
Deferred tax assets:		
Allowances and accruals	$ 28,168	$ 15,675
Research tax credit carry-forwards	4,913	1,513
Net operating loss carry-forwards	5,367	—
Unrealized loss on marketable securities	595	239
Gross deferred tax assets	39,043	17,427
Deferred tax liabilities:		
Recognized gain on marketable securities	(254,216)	(147,687)
Unrealized gain on marketable securities	(765)	(107,230)
Net book value over net tax basis	(6,238)	(7,185)
Gross deferred tax liabilities	(261,219)	(262,102)
Net deferred tax liabilities	$(222,176)	$(244,675)

As of December 31, 2001, we had research credit carry-forwards for federal income tax purposes of approximately $1.6 million, and for California income tax return purposes of approximately $5.0 million. These research tax credits are available to reduce future income subject to income taxes, and will carry forward indefinitely until utilized. For the year 2001 we had federal net operating loss carry-forwards in the amount of approximately $14.0 million. This net operating loss may be utilized to offset future income tax expenses, and will expire in 2021.

NOTE 7: BANK BORROWINGS

We maintain an uncommitted bank facility for the issuance of commercial and standby letters of credit. As of December 31, 2001, we had approximately $2.7 million in letters of credit outstanding under this facility, including $1.0 million issued as a five-year deposit on one of our leased facilities.

We also maintain bank agreements with two banks under which we may enter into foreign exchange contracts for up to $40.0 million. There are no borrowing provisions or financial covenants associated with these facilities. At December 31, 2001, there were approximately $1.2 million nominal amount foreign exchange contracts outstanding.

In February and May 2000, we entered into hedging transactions structured as costless collar agreements to minimize the impact of potential adverse market risk on the Cisco shares we own. We are able to borrow up to the full present value of the floor value of the collars; we currently do not have any borrowings oustanding against them.

NOTE 8: STOCKHOLDERS' EQUITY

Common Stock Options Our 1996 Stock Incentive Plan (the 1996 Plan) is the successor equity incentive program to our 1993 Stock Option/Stock Issuance Plan (the Predecessor Plan). The share reserve automatically increases on the first trading day of each calendar year by an amount equal to 3% of the number of shares of common stock outstanding on the last trading day of the immediately preceding calendar year. As of December 31, 2001, 26,178,848 shares of common stock were authorized for issuance under the 1996 Plan. There are no remaining shares authorized for issuance under the Predecessor Plan as of December 31, 2001.

- Options issued prior to 1997 generally vest 20% on the first anniversary of the grant date and ratably over the following 48 months
- Options issued after 1997 to new employees generally vest 25% on the first anniversary of the grant date and ratably over the following 36 months
- Options issued in 1997 through 1999 to employees with at least one year of service generally vest ratably over 48 months from the date of grant
- Options issued after 1999 to employees with at least one year of service generally vest ratably over 36 months from the date of grant
- Options issued to non-employee directors of AFC's board generally vest 33% on the first anniversary of the grant date and ratably over the following 24 months
- Options expire ten years from the date of grant and are normally canceled three months after termination of employment

A summary of the stock option plan activity is presented below:

	Years Ended December 31,					
	2001		2000		1999	
Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	10,629,510	$23.16	9,187,496	$14.53	8,171,547	$ 6.62
Granted	5,920,899	17.91	4,150,386	36.72	5,148,606	21.11
Exercised	(1,125,894)	8.89	(1,332,154)	6.51	(1,727,436)	4.96
Canceled	(1,162,936)	27.57	(1,376,218)	22.57	(2,405,221)	8.48
Outstanding at end of year	14,261,579	$21.75	10,629,510	$23.16	9,187,496	$14.53
Exercisable at end of year	6,100,525	$20.58	3,219,604	$15.11	2,145,102	$ 6.64
Available for grant	1,452,320		3,788,384		6,558,508	
Weighted average fair value of options granted during the year		$11.61		$25.20		$13.27

The following table summarizes information about stock options outstanding as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Option Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.01 - $ 7.88	2,086,435	5.9	$ 6.71	1,646,006	$ 6.48
8.03 - 9.56	693,566	7.0	8.63	486,909	8.66
9.69 - 16.31	1,550,651	8.1	15.11	1,046,940	15.75
16.50 - 16.63	2,404,855	9.3	16.63	528,951	16.62
16.81 - 19.67	2,084,396	9.8	19.32	88,525	18.09
19.69 - 22.15	925,532	8.9	20.74	305,635	21.15
22.44 - 28.63	1,838,726	8.8	24.52	645,251	24.81
29.13 - 39.75	619,722	8.3	35.40	294,665	35.36
40.31 - 44.38	933,212	8.1	43.90	581,199	44.01
45.13 - 81.31	1,124,484	8.4	52.73	476,444	53.15
$ 0.01 - $81.31	14,261,579	8.4	$21.75	6,100,525	$20.58

Employee Stock Purchase Plan Under the 1996 Employee Stock Purchase Plan (the Purchase Plan) we are authorized to issue up to three million shares of common stock to eligible employees of AFC and participating subsidiaries. The Purchase Plan has been implemented in a series of successive offering periods, each with a maximum duration of 24 months. Eligible employees can enter on the start date of any offering period or on any subsequent semi-annual entry date. Effective February 1, 2001 the maximum contribution rate allowed under the Purchase Plan was increased from 10% to 15%. The purchase price of the stock is the lower of 85% of 1) the fair market value of the common stock on the participant's entry date (strike price), or 2) the fair market value on the semi-annual purchase date. Purchase dates are January 31 and July 31 of each year, or the closest business day preceding those dates when the purchase date falls on a non-business day. If the fair market value on any purchase date during the existing offering period is less than the strike price established at the beginning of the offering period, a new offering period will commence. The current offering period commenced on February 1, 2002 and is scheduled to continue through January 31, 2004.

A total of 265,582 shares of common stock with a weighted average fair value of $16.01 per share were purchased in 2001. At December 31, 2001, 1,976,552 shares remained available for issuance. A total of 133,940 shares with a weighted average fair value of $14.75 was purchased on January 31, 2002 using contributions withheld during the period from August 1, 2001 to January 31, 2002.

Pro Forma Fair Value Information We apply the intrinsic value method of accounting prescribed by APB Opinion No. 25 for our stock-based compensation plans. If compensation cost for our stock-based compensation plans had been determined in accordance with the fair value approach set forth in SFAS No. 123, *Accounting for Stock-Based Compensation*, our net income and earnings per share would have been reduced to the pro forma amounts as follows (in thousands, except per share data):

	2001	2000	1999
Net income:			
As reported	**$167,796**	$77,568	$249,070
Pro forma	**108,428**	31,349	223,576
Basic net income per share:			
As reported	**$ 2.06**	$ 0.97	$ 3.20
Pro forma	**1.33**	0.39	2.88
Diluted net income per share:			
As reported	**$ 2.01**	$ 0.91	$ 3.05
Pro forma	**1.30**	0.37	2.74

The fair value of option grants in 2001, 2000, and 1999 were estimated on the date of grant using the Black-Scholes option-pricing model, assuming no dividend yield, with the following weighted average assumptions:

	Volatility	Risk-free Interest Rate	Expected Life (Years)
2001	100%	4.31%	3
2000	100	5.89	3
1999	90	5.81	4

Pro forma compensation costs related to the Purchase Plan were recognized for the fair value of the employees' purchase rights, as of the date of purchase using the Black-Scholes option-pricing model. The following weighted average assumptions were used, assuming no dividend yield:

Semi-Annual Purchase Dates	Volatility	Risk-free Interest Rate	Expected Life (Months)
January 2002	100%	4.8%	13
July 2001	100	4.8	13
January 2001	97	4.9	17
July 2000	97	4.9	17
January 2000	85	4.9	8
July 1999	85	4.9	8
January 1999	75	5.8	14

Stockholders' Rights Plan In May 1998, our board of directors adopted a Stockholders' Rights Plan. This plan is designed to deter any potential coercive or unfair takeover tactics in the event of an unsolicited takeover attempt. In accordance with the plan, purchase rights were distributed as a dividend in May 1998 at the rate of one right for each share of common stock of AFC. Each right entitles stockholders to buy a unit equal to one one-thousandth of a share of our Series A Junior Participating Preferred Stock for $225.00 per unit, subject to anti-dilution adjustments. The rights will be exercisable only if a person or a group acquires, or announces a tender or exchange offer to acquire, 15% or more of our common stock.

In the event the rights become exercisable, the rights plan allows for AFC stockholders to acquire stock of the surviving corporation, whether or not AFC is the surviving corporation, having a value twice that of the exercise price of the rights. The rights will expire in May 2008 and are redeemable for $0.001 per right at the approval of our board of directors.

Net Income Per Share The computation of shares and net income amounts used in the calculation of basic and diluted net income per share are as follows (in thousands, except per share data):

	Years Ended December 31,		
	2001	2000	1999
Net income	**$167,796**	$77,568	$249,070
Shares used in basic per share calculations — weighted average common shares outstanding for period	**81,381**	80,201	77,723
Weighted average number of shares of dilutive options and warrants	**2,257**	4,599	3,934
Shares used in diluted per share calculations	**83,638**	84,800	81,657
Basic net income per share	**$2.06**	$0.97	$3.20
Diluted net income per share	**$2.01**	$0.91	$3.05

Options to purchase 5,504,953, 842,653, and 773,219 shares of common stock which were outstanding at December 31, 2001, 2000, and 1999, respectively, were excluded from the computation of diluted net income per share because the exercise prices for the options were greater than the respective average market price of the common shares, and their inclusion would be antidilutive.

NOTE 9: COMMITMENTS AND CONTINGENCIES

Leases Office space and certain equipment are leased under operating leases. Future minimum payments under operating leases with an initial term of more than one year as of December 31, 2001 are summarized as follows (in thousands):

2002	$ 8,523
2003	8,247
2004	8,328
2005	8,215
2006	7,769
Thereafter	30,054
Total minimum lease payments	$71,136

We sublease three of our facilities. Total future minimum lease payments have not been reduced by approximately $8.4 million of future sublease payments to be received under non-cancelable subleases. Total sublease payments received in 2001 and 2000 were $1.5 million and $0.6 million, respectively. We did not have sublease income in 1999. Total rent expenses for all operating leases was $8.6 million, $7.9 million, and $6.6 million for the years ended December 31, 2001, 2000, and 1999, respectively.

Employee Benefit Plan We have a 401(k) plan (the Plan) under which employees may contribute a portion of their compensation on a tax-deferred basis to the Plan. We contributed to the Plan on a matching basis up to a maximum of $5,250 per employee during 2001. Participants in the Plan are neither required, nor solicited by us, to elect a stock fund that contains AFC common stock. We act as the Plan administrator. During 2001, 2000, and 1999, we contributed $2.6 million, $2.1 million, and $1.8 million respectively, to the Plan.

Purchase Agreements with Contract Manufacturers We have long-term purchase agreements with certain contract manufacturers, or CMs, which allow us to negotiate volume discounts, and help assure us of a steady supply of components that fully comply with all applicable specifications for such components that we need. The agreements require the CMs to purchase component parts to be used in the manufacture of product to our specifications, and authorize the CMs to purchase such parts in accordance with agreed upon lead times. While the agreements do not obligate us to purchase any specified minimum volume, we provide CMs with forecasts of our expected needs, and we issue purchase orders covering a certain period of time for specific quantities. In the event we terminate the manufacturing agreement with a CM, cancel a purchase order previously issued to and accepted by a CM, or no longer have need for components which a CM has purchased on our behalf, we agree to compensate the respective CM as follows:

- for any materials it has purchased for use in the manufacture of our products bought within standard lead times, or otherwise, if we granted approval of the purchase
- for work in process, and
- for all finished products manufactured for us that are in the CM's possession.

Under such agreements, our maximum liability as of December 31, 2001 was approximately $26.0 million, of which $14.0 million was accrued on the balance sheet.

LITIGATION

Securities Litigation Various class action lawsuits were filed in the U.S. District Court for the Northern District of California against AFC and certain of our current and former officers and directors between July 2, 1998 and August 17, 1998. On November 2, 1998, these lawsuits were consolidated by the court, and a Consolidated Amended Class Action Complaint (CAC) was served on January 27, 1999. In addition, on November 2, 1998, this consolidated class action was coordinated with two individual actions filed by the State Board of Administration of Florida, and by an individual, John Earnest. These three complaints allege various federal and state securities law violations for the period March 25, 1997 through and including June 30, 1998, and seek an unspecified amount of damages.

Defendants filed motions to dismiss the CAC and the two individual complaints. On March 24, 2000, the court granted defendants' motions to dismiss with leave to amend. On June 2, 2000, plaintiffs in the consolidated class action served their Second Amended Class Action Complaint (SAC). On June 14, 2000, the individual plaintiffs each respectively filed second amended complaints. On June 30, 2000, defendants moved to dismiss the SAC. By stipulated order, the filing of motions was stayed in the two individual cases pending resolution of the defendants' motion to dismiss. On February 15, 2001, the court granted the motion to dismiss the SAC with leave to amend. On March 19, 2001, plaintiffs in the consolidated class action served their Third Amended Class Action Complaint (TAC). Defendants moved to dismiss the TAC, and, on May 29, 2001, the court granted in part and denied in part this motion with leave to amend. On July 2, 2001, plaintiffs in the consolidated class action served their Fourth Amended Class Action Complaint (FAC). In addition, on July 12, 2001, the individual plaintiffs each respectively served third amended complaints. Defendants moved to dismiss the FAC, and, on August 21, 2001, the court granted in part and denied in part this motion. On September 13, 2001, defendants filed an answer to the remaining allegations in the FAC. On October 15, 2001, defendants filed motions to dismiss the individual third amended complaints, and, on December 19, 2001, the court granted defendants' motions to dismiss with leave to amend. On or about January 17, 2002, the individual plaintiffs each respectively filed and served fourth amended complaints. On February 15, 2002, defendants filed motions to dismiss these fourth amended complaints. Limited discovery has occurred.

Based on current information, we believe the lawsuits are without merit and that we have meritorious defenses to the actions. Accordingly, we are vigorously defending the litigation. Depending on the amount and timing, an unfavorable resolution of this matter could materially affect our future results of operations or cash flows in a particular period. In addition, although it is reasonably possible we may incur a loss upon the conclusion of this claim, an estimate of any loss or range of loss cannot be made. No provision for any liability that may result upon adjudication has been made in the consolidated financial statements. In connection with these legal proceedings, we expect to incur substantial legal and other expenses. Stockholder suits of this kind are highly complex and can extend for a protracted period of time, which can substantially increase the cost of such litigation and divert the attention of management from the operations of AFC.

Statements regarding the potential impact of pending litigation are forward-looking. They reflect our current view with respect to future events, and involve risks and uncertainties which may cause actual results to be materially different from any future result that may be suggested, expressed or implied.

NOTE 10: ACQUISITION OF GVN TECHNOLOGIES, INC.

On May 16, 2000, we completed the acquisition of GVN of Largo, Florida, a developer of integrated access device equipment for the service provider market. In the acquisition, the former stockholders of GVN received .088 shares of our common stock in exchange for each share of GVN common stock and preferred stock. The acquisition was accounted for as a pooling of interests. An aggregate of 894,306 shares of our common stock was issued pursuant to the acquisition, and we converted an aggregate of 209,794 options to purchase GVN common stock into options to purchase AFC common stock.

The following information presents certain statement of income data of the separate companies for 1999, the year preceding the merger (in thousands):

Year ended December 31, 1999:	Net Revenues	Net income (loss)
AFC	$ 296, 571	$ 250,297
GVN	40	(1,227)
Total	$ 296,611	$ 249,070

There were no material transactions between AFC and GVN prior to the merger. The effects of conforming GVN's accounting policies to those of AFC were not material.

NOTE 11: SEGMENT INFORMATION

We develop, manufacture, and support a family of telecommunications access products and services that enable telecommunications companies and other service providers to connect their central office switches to end users for voice and high speed data communications. We derive all of our revenues from sales of the OmniMAX product family. The chief operating decision makers evaluate performance, make operating decisions, and allocate resources based on consolidated financial data. Accordingly, we consider AFC to be in a single industry segment. We do not prepare reports for our individual products, and accordingly, we do not present revenues, or any other related financial information by individual product.

We evaluate performance in each geographic region based on revenues only. We do not assess our performance in geographic regions on other measures of income or expense, such as depreciation and amortization, operating income, or net income. Therefore, geographic information is presented only for revenues and long-lived assets.

The following geographic information is presented for the years ending December 31, 2001, 2000, and 1999 (in thousands):

	Years ended December 31,		
	2001	2000	1999
Revenues:			
Domestic	$ 282,004	$ 368,904	$265,135
International	45,565	47,946	31,476
Total revenues	$ 327,569	$ 416,850	$296,611
Long-lived assets:			
Domestic	$ 69,527	$ 76,786	$ 63,145
International	137	722	1,058
Total long-lived assets	$ 69,664	$ 77,508	$ 64,203
Total assets	$1,149,542	$1,135,175	$900,787
Major customers, percentage of revenues:			
Customer A	17%	14%	12%
Customer B	—	16%	16%

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Advanced Fibre Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Advanced Fibre Communications, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Fibre Communications, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 2 to the financial statements, in 2001 the Company changed its method of accounting for derivative financial instruments upon implementation of Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities.*

KPMG LLP

San Francisco, California
January 29, 2002

QUARTERLY RESULTS OF OPERATIONS

Selected quarterly financial data is summarized below (unaudited):

	Quarters ended							
(in thousands)	Dec. 31, 2001[1]	Sept. 30, 2001	June 30, 2001	Mar. 31, 2001[2]	Dec. 31, 2000[3]	Sept. 30, 2000	June 30, 2000	Mar. 31, 2000[4]
Revenues	$82,102	$84,647	$78,609	$ 82,211	$116,099	$114,100	$101,232	$85,419
Cost of revenues	76,281	47,050	43,977	48,648	55,039	60,355	54,005	45,904
Gross profit	5,821	37,597	34,632	33,563	61,060	53,745	47,227	39,515
Operating expenses:								
Research and development	15,572	15,100	14,797	15,966	13,523	16,189	14,444	14,672
Sales and marketing	11,857	12,459	12,238	12,831	12,791	12,795	12,298	9,579
General and administrative	7,801	6,655	6,499	16,368	6,269	7,268	8,408	7,227
Total operating expenses	35,230	34,214	33,534	45,165	32,583	36,252	35,150	31,478
Operating income (loss)	(29,409)	3,383	1,098	(11,602)	28,477	17,493	12,077	8,037
Other income, net	21,799	21,055	10,856	253,458	12,291	2,169	2,034	34,950
Income (loss) before taxes	(7,610)	24,438	11,954	241,856	40,768	19,662	14,111	42,987
Income taxes (benefit)	(1,763)	8,610	4,090	91,905	13,861	6,685	4,798	14,616
Net income (loss)	$ (5,847)	$15,828	$ 7,864	$149,951	$ 26,907	$ 12,977	$ 9,313	$28,371
Basic net income (loss) per share	$ (0.07)	$ 0.19	$ 0.10	$ 1.85	$ 0.33	$ 0.16	$ 0.12	$ 0.36
Shares used in basic per share computations	82,034	81,699	81,176	80,963	80,688	80,431	80,043	79,624
Diluted net income (loss) per share	$ (0.07)	$ 0.19	$ 0.09	$ 1.80	$ 0.32	$ 0.15	$ 0.11	$ 0.33
Shares used in diluted per share computations	82,034	84,371	83,277	83,101	83,999	84,658	85,043	84,968

[1] In the fourth quarter ending December 31, 2001, gross profit was lower than preceding quarters as a result of a write-off of $18.0 million for excess and obsolete inventories, and an accrual of $12.0 million for purchase commitments. These charges contributed to the $29.4 million operating loss for the quarter.

[2] In the first quarter ending March 31, 2001, general and administrative expenses included $9.3 million provision for doubtful accounts related to receivables from a value-added reseller, or VAR, deemed to be uncollectible. This expense, along with non-recognition of $11.9 million in revenues for shipments made to Winstar and the VAR, for which product costs were recognized, and an increase of $2.2 million in reserve for excess and obsolete inventories, contributed to the operating loss of $11.6 million for the quarter. In addition, other income and income taxes for the quarter included the effects of our implementation of SFAS No. 133 on January 1, 2001. The deferred gains on our Cisco investment and related collars of $274.2 million, and the associated deferred taxes of $106.8 million were reclassified from accumulated other comprehensive income to non-operating income and tax expenses, respectively.

[3] In the fourth quarter ending December 31, 2000, gross profit was higher than preceding quarters as a result of recognition of revenues on the first release of our software product, Panorama™ element management system, which generated higher margins.

[4] In the first quarter ending March 31, 2000, other income included $32.8 million from Marconi Communications Inc., as a settlement of outstanding litigation.

See accompanying notes to consolidated financial statements.

OFFICERS AND DIRECTORS

Officers

John A. Schofield
President and
Chief Executive Officer

Keith E. Pratt
Senior Vice President,
Chief Financial Officer, and
Assistant Secretary

Mehmet N. Balos
Senior Vice President,
Global Sales, Marketing, and
Customer Service

R. Leon Blackburn
Vice President,
Corporate Controller

Directors

John A. Schofield
Chairman of the Board

Donald Green
Former Chairman of the Board of
Advanced Fibre Communications, Inc.

Ruann F. Ernst
Director of the Company,
Former Chairperson of the Board and
Chief Executive Officer of
Digital Island, Inc.,
A Cable & Wireless Company

Clifford H. Higgerson
Director of the Company,
General Partner of
ComVentures

William L. Keever
Director of the Company,
Chief Executive Officer of
Vodafone Asia

Martin R. Klitten
Director of the Company,
Retired Executive Vice President of
Chevron Corporation

Dan Rasdal
Director of the Company,
Former Director of Symmetricom, Inc.

Alex Sozonoff
Director of the Company,
Retired Vice President,
Customer Advocacy
Hewlett-Packard Company

CORPORATE INFORMATION

Form 10-K
Copies of Advanced Fibre Communications, Inc.'s Form 10-K are available without charge upon written request from:
Investor Relations Department
c/o Advanced Fibre Communications
P.O. Box 751239
Petaluma, California 94975-1239

Corporate and Investor Information
Direct inquiries to:
Director of Investor Relations
c/o Advanced Fibre Communications
P.O. Box 751239
Petaluma, California 94975-1239
Telephone: (707) 794-7555

Independent Accountants
KPMG LLP
San Francisco, California

Legal Counsel
Pillsbury Winthrop LLP
San Francisco, California

Transfer Agent
EquiServe Trust Company
150 Royall Street
Canton, MA 02021
Telephone: (816) 843-4299
www.equiserve.com

Sales and Representative Offices
United States
California
Florida
Illinois
Kansas
Texas

International
Australia
France
Mexico
Switzerland

Research and Development and Technical Assistance Offices
California
Connecticut
Florida
Illinois
Texas
Virginia

Stock Information
AFC's common stock is traded on the Nasdaq National Market using the symbol "AFCI". Our common stock price is listed daily in *The Wall Street Journal* and other publications, and identified by the abbreviation "AdvFibComm". The following table lists the high and low closing sales prices for AFC's common stock as reported by the Nasdaq National Market for each quarterly period of the two most recent fiscal years:

Fiscal 2001	High	Low
First Quarter (through March 31)	$24.94	$14.31
Second Quarter (through June 30)	24.04	11.94
Third Quarter (through September 29)	27.90	14.58
Fourth Quarter (through December 29)	22.47	14.26

Fiscal 2000	High	Low
First Quarter (through March 25)	$85.00	$34.88
Second Quarter (through June 24)	81.31	39.44
Third Quarter (through September 30)	58.75	34.00
Fourth Quarter (through December 30)	39.38	15.63

As of March 11, 2002, the last reported sale price of AFC common stock on the Nasdaq National Market was $19.10 per share. As of March 11, 2002, there were approximately 411 holders of record.

Dividend Policy
AFC has never declared or paid cash dividends on our capital stock. We currently intend to utilize all of our earnings, if any, for use in our operations, and do not anticipate the payment of cash dividends in the foreseeable future.

AFC

ADVANCED FIBRE COMMUNICATIONS

Advanced Fibre Communications, Inc.
1465 N. McDowell Blvd.
Petaluma, California 94954

www.afc.com

SKU#1563-AR-02